UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Final Results dated 20 February 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 20, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 20, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                         Results
                                                                    Announcement
                                                                   31st December
                                                                            2006

                                  BARCLAYS PLC

                  PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2006

                               TABLE OF CONTENTS


                                                                          PAGE
Summary of key information                                                   2
Performance summary                                                          3
Financial highlights                                                         4
Group Chief Executive's Statement                                            5
Consolidated income statement                                                9
Consolidated balance sheet                                                  11
Results by business                                                         13
Results by nature of income and expense                                     44
Analysis of amounts included in the balance sheet                           59
Additional information                                                      70
Notes                                                                       75
Consolidated statement of recognised income and expense                     90
Summary consolidated cash flow statement                                    91
Other information                                                           92
Appendix 1-Absa Group Limited results                                       94
Appendix 2-Profit before business disposals                                 96
Index                                                                       98


The information in this announcement, which was approved by the Board of Directors on 19th February 2007, does not comprise statutory accounts for the years ended 31st December 2006 or 31st December 2005, within the meaning of
Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2005 have been delivered to the Registrar of Companies and the Group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under
Section 237(2) or (3) of the Act. The 2006 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition-a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.


Absa Definitions

'Absa Group Limited' refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

'Absa' refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

'International Retail and Commercial Banking-Absa' is the portion of Absa's results that is reported by Barclays within the International Retail and Commercial Banking business.

Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005. Therefore, unless otherwise indicated, 2005 comparatives reflect results from that date and are not directly comparable to 2006.

'Absa Capital' is the portion of Absa's results that is reported by Barclays within the Barclays Capital business.


Glossary of terms

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

The Return on average economic capital is defined as attributable profit compared to average economic capital.

'Income' refers to total income net of insurance claims, unless otherwise specified.

'Profit before business disposals' represents profit before tax and disposal of subsidiaries, associates and joint ventures. Details of the impact on each business and the Group can be found in Appendix 2 on page 96.



                   RESULTS FOR THE YEAR TO 31ST DECEMBER 2006

----------------------                                --------   --------  --------

Group Results
                                                         2006       2005
                                                         GBPm       GBPm   % Change
Total income net of insurance claims                   21,595     17,333        25

Impairment charges                                     (2,154)    (1,571)       37

Operating expenses                                    (12,674)   (10,527)       20

Profit before tax                                       7,136      5,280        35

Profit attributable to minority interests                (624)      (394)       58

Profit attributable to equity holders of the parent     4,571      3,447        33

Economic profit                                         2,704      1,752        54

                                                            p          p  % Change
Earnings per share                                       71.9       54.4        32
Diluted earnings per share                               69.8       52.6        33
Full year dividend per share                             31.0       26.6        17

                                                            %          %
Tier 1 Capital ratio                                      7.7        7.0
Return on average shareholders' equity                   24.7       21.1

Profit before tax by business(1)                         GBPm       GBPm   % Change
UK Banking                                              2,578      2,200        17
                                                       --------   --------
UK Retail Banking                                       1,213      1,040        17
UK Business Banking                                     1,365      1,160        18
                                                       --------   --------
Barclaycard                                               382        640       (40)
International Retail and Commercial Banking (IRCB)      1,270        633       101
                                                       --------   --------
IRCB-ex Absa                                              572        335        71
IRCB-Absa(2)                                              698        298       134
                                                       --------   --------
Barclays Capital                                        2,216      1,431        55
Barclays Global Investors                                 714        540        32
Barclays Wealth                                           213        166        28

-------------------------                              --------   --------  --------



(1) Summary excludes Barclays Wealth-closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 17.

(2) For 2005, this reflects the period from 27th July until 31st December 2005.



                              PERFORMANCE SUMMARY

"Barclays had an excellent year in 2006. We delivered outstanding performance in Barclays Capital and Barclays Global Investors. Momentum has accelerated in UK Retail Banking and Absa has outperformed our acquisition business plan delivering very strong growth. Conditions in UK cards and consumer loans were difficult but Barclaycard UK consumer credit performance is beginning to improve. We are well positioned to deliver further growth in the years ahead."

                                              John Varley, Group Chief Executive


- Excellent financial results reflect the successful execution of strategy:

  - Income up 25% to GBP21,595m
  - Profit before tax up 35% to GBP7,136m
  - Earnings per share up 32% to 71.9p
  - Dividend per share up 17% to 31.0p
  - Economic profit up 54% to GBP2,704m
  - Return on average shareholders' equity of 25%.


-   Excluding gains on business disposals of GBP323m:

  - Profit before tax up 29% to GBP6,813m
  - Earnings per share up 23% to 66.8p.


- Income growth of 25% was well ahead of expense growth of 20%. Expense growth reflected significant investment in organic growth across the business and performance related costs.

- In UK Retail Banking accelerated income momentum drove very strong profit growth.

- UK Banking delivered a further three percentage points underlying improvement in the cost:income ratio; the six percentage point target for 2005-2007 has been achieved a year ahead of schedule; we still target a further two percentage point improvement in 2007.

- Outstanding growth in Barclays Capital was driven by continued expansion of the business, the success of past investment and the focus of our client driven model.

- Barclays Global Investors delivered another year of excellent growth. Assets under management increased US$301bn to US$1.8trn.

- Absa's first full year contribution was well ahead of the acquisition business plan.

- Barclaycard profits were affected by industrywide impairment pressures in UK cards and unsecured loans; UK consumer credit performance is beginning to improve.

- Capital ratios strengthened through retained earnings and active balance sheet management; the Tier 1 Capital ratio rose to 7.7%.

- We delivered a Total Shareholder Return for 2006 of 25%.

- Approximately 50% of profits came from outside the UK.



                              FINANCIAL HIGHLIGHTS

                                                                2006       2005
RESULTS                                                         GBPm       GBPm
----------
Net interest income                                            9,143      8,075
Net fee and commission income                                  7,177      5,705
Principal transactions(1)                                      4,576      3,179
Net premiums from insurance contracts                          1,060        872
Other income                                                     214        147
                                                              --------   --------
Total income                                                  22,170     17,978
Net claims and benefits paid on insurance contracts             (575)      (645)
                                                              --------   --------
Total income net of insurance claims                          21,595     17,333
Impairment charges                                            (2,154)    (1,571)
                                                              --------   --------
Net income                                                    19,441     15,762
Operating expenses                                           (12,674)   (10,527)
Share of post-tax results of associates and joint ventures        46         45
Profit on disposal of subsidiaries, associates and joint
ventures                                                         323          -
                                                              --------   --------
Profit before tax                                              7,136      5,280
                                                              --------   --------

Profit attributable to equity holders of the parent            4,571      3,447
Economic profit                                                2,704      1,752

PER ORDINARY SHARE                                                 p          p
--------------------
Earnings                                                        71.9       54.4
Diluted earnings                                                69.8       52.6
Full year dividend                                              31.0       26.6
Net asset value                                                  303        269

PERFORMANCE RATIOS                                                 %          %
--------------------
Return on average shareholders' equity                          24.7       21.1
Cost:income ratio                                                 59         61
Cost:net income ratio                                             65         67

                                                                2006       2005
BALANCE SHEET                                                   GBPm       GBPm
---------------                                               --------   --------
Shareholders' equity excluding minority interests             19,799     17,426
Minority interests                                             7,591      7,004
                                                              --------   --------
Total shareholders' equity                                    27,390     24,430
Subordinated liabilities                                      13,786     12,463
                                                              --------   --------
Total capital resources                                       41,176     36,893
                                                              --------   --------

Total assets                                                 996,787    924,357
Risk weighted assets                                         297,833    269,148

CAPITAL RATIOS                                                     %          %
----------------
Tier 1 ratio                                                     7.7        7.0
Risk asset ratio                                                11.7       11.3



(1) Principal transactions comprise net trading income and net investment income.



                         GROUP CHIEF EXECUTIVE'S REVIEW

Barclays had an excellent year in 2006. I start this review by thanking the 123,000 employees of the Barclays Group, whose dedication and creativity helped us achieve record results. Our strategy of 'earn, invest and grow' continued to deliver very strong growth in profits. Our ambition is to become one of the handful of universal banks leading the global financial services industry. I believe that the universal banking model is helping us drive the higher growth for shareholders that I set out to achieve three years ago, by providing us with new options in products, services and markets.

In our business, strategy simply stated is anticipation followed by service: we anticipate the needs of customers and clients. We then serve them, by helping them achieve their goals. The needs of customers and clients are changing. The drivers of change include: the privatisation of welfare; wealth generation and wealth transfer; explosive growth in demand for banking products in emerging markets; the securitisation of assets and cash flows; the use of derivatives in risk management; the significant growth in the use of credit cards for payment and borrowing; and the opportunity for capital markets and private equity to fund infrastructure development around the world.

To capitalise on these sources of growth, I have put a new structure in place by creating Global Retail and Commercial Banking (GRCB) under the leadership of Frits Seegers, who joined Barclays in July 2006. GRCB brings together: UK Banking, International Retail and Commercial Banking and Barclaycard. GRCB gives Barclays a single point of strategic direction and control to these businesses, thereby increasing our capability to drive growth and synergies globally and to enter new markets. We believe this will enable us to replicate success from one part of the world in another. This GRCB structure mirrors the organisation of Investment Banking and Investment Management under Bob Diamond, which also gives a single point of strategic direction and control to a group of global businesses which enjoy substantial synergies.

My obligation as Group Chief Executive is to assemble the best team I can. We have added significantly to our management bench strength in 2006, particularly in GRCB, and have concentrated on supplementing our existing talent with deep specialist retail and commercial banking and card experience across a range of international markets.


Performance versus goals

For the three years from 31st December 2003 to 31st December 2006, Barclays delivered a Total Shareholder Return (TSR) of 66% and was positioned 6th within its peer group, which is second quartile. The TSR of the FTSE 100 Index for this period was 54%. For the year to 31st December 2006, we delivered a TSR of 25% and were positioned 5th in our peer group. The TSR for the FTSE 100 for the year was 14%.

Economic profit for 2006 was GBP2.7bn, which, added to the GBP3.3bn generated in 2004 and 2005, delivered a cumulative total of GBP6.0bn for the goal period to date. This equates to compound annual growth in economic profit of 28% per annum over the period, which is well ahead of our target range.


Group performance

We made substantial progress on our strategic priorities and delivered record financial results. Profit before tax increased 35% to GBP7,136m. Earnings per share rose 32% to 71.9p, and economic profit was up 54% to GBP2,704m. Profit excluding business disposals of GBP323m increased 29% to GBP6,813m, and earnings per share increased 23% to 66.8p. We increased the total dividend payout to 31p, a rise of 17%.

Income grew 25% to GBP21,595m, well ahead of expense growth of 20%. The growth was broadly based by business and geography, reflecting momentum in each business. All businesses made significant contributions, with especially strong performances from Barclays Capital, UK Banking and Barclays Global Investors, and a substantial contribution to income from Absa in its first full year of ownership. Excluding Absa, Group income grew 18%, compared with expense growth of 13%. The mix of income and profit continued to evolve. Approximately half our profits came from outside the UK, up from about 30% in 2003.

Operating expenses increased 20% to GBP12,674m. The Group cost:income ratio improved two percentage points to 59%. We continue to target top quartile productivity for all businesses, and in 2006 the ratio improved or remained flat in all businesses. Operating expenses include gains on the sale of properties of GBP432m partly offset by accelerated incremental investment expenditure of approximately GBP280m.

Impairment charges rose 37% to GBP2,154m. Excluding Absa, impairment charges on loans and advances increased 26%. The increase was mostly attributable to the challenging credit environment in UK unsecured retail lending, which was partly due to the continued rise in the level of personal insolvencies. In the second half of 2006, as a result of a number of management actions, flows into delinquency decreased and arrears balances declined across the UK cards and unsecured loans portfolios. We therefore believe that we passed the worst in Barclaycard UK impairment in the second half of 2006. UK mortgage impairment charges remained negligible, and the wholesale and larger corporate sectors continued to be stable with a low level of defaults.

When I look at these results, I am pleased to see increased productivity in our use of capital, risk and costs. Return on average shareholders' funds improved four percentage points to 25%; profits grew much faster than Daily Value at Risk and risk weighted assets and the associated consumption of capital; and income growth exceeded cost growth by five percentage points.


Business performance

In UK Banking we made significant strides towards our strategic priority of building the best bank in the UK. Strong growth in income enabled us to increase our profit before tax 17% to GBP2,578m. The improvement in the cost:income ratio was four percentage points in headline terms to 52% (2005: 56%). Excluding the impact of property gains and accelerated investment, the improvement in the cost:income ratio was three percentage points making a cumulative total for 2005-2006 of six percentage points. This means that we have achieved our target of a six percentage point improvement over the period 2005-2007, one year ahead of schedule. We continue to target a further two percentage point improvement in the cost:income ratio for 2007.

UK Retail Banking delivered a 17% profit before tax increase to GBP1,213m. This was driven by broadly based income growth of 7%, with particularly strong performances in savings, Local Business and UK Premier and good growth in current accounts. Our mortgage market share and processing capacity also increased strongly leading to a net market share of 4% in the second half of the year. We doubled investment across the business. We focused on upgrading distribution capabilities, transforming the performance of the mortgage business, revitalising product offerings, and improving core operations and processes. The additional investment substantially offset the impact of property gains, leading to broadly flat costs. In 2007 we expect to make further significant investment, including the restructuring of the branch network and the migration of Woolwich customers.

UK Business Banking delivered very strong growth in profit before tax of 18% to GBP1,365m. Strong growth in loans and deposits drove income growth of 11%. Profit before business disposals grew 11%. UK Business Banking maintained its competitive position and also funded significant investment in improving its infrastructure and customer service.

At Barclaycard profit before tax fell 40% to GBP382m. Good income growth of 8%, driven by very strong momentum in Barclaycard International, was more than offset by a further rise in impairment charges, principally in the UK lending portfolios, and by higher costs, mainly as a result of continued investment in Barclaycard US. In the UK, high debt levels and changing attitudes to bankruptcy and debt default contributed to increased impairment charges. Actions that we have taken, including more selective customer recruitment, limit management, and improved collections, have led to a reduction of flows into delinquency and lower levels of arrears balances in cards and unsecured loans. It is these trends that cause us to believe that we passed the worst in Barclaycard UK impairment in the second half of 2006.

We continued to invest in Barclaycard US. Since we bought the business in December 2004, outstandings have grown from US$1.4bn to US$4.0bn, and cards in issue have increased from 1.1 million to 4.2 million. Income grew 73% in 2006. We are on track to become profitable in 2007.

International Retail and Commercial Banking achieved a step change in profitability to GBP1,270m (2005: GBP633m), reflecting the inclusion of Absa for a full year, the impact of corporate development activity and growth in key geographies.

International Retail and Commercial Banking-excluding Absa achieved a profit before tax of GBP572m (2005: GBP335m), including a gain of GBP247m from the disposal of our interest in FirstCaribbean International Bank. Excluding this gain, profit before tax was GBP325m (2005: GBP335m). Good organic growth in the businesses across continental Europe was offset by incremental investment in distribution capacity and technology across the businesses in 2006. We expect to double the rate of investment in infrastructure and distribution in 2007.

International Retail and Commercial Banking-Absa contributed GBP698m profit before tax in the first full year of ownership and is performing well ahead of our acquisition business case. Absa Group Limited achieved year on year growth in profit before tax of 24% in Rand terms, reflecting very strong growth in mortgages, credit cards and commercial property finance. The benefits of Barclays ownership are evident in 46% attributable earnings growth in both Absa Card and Absa Capital (reported in Barclays Capital), with total synergy benefits well ahead of plan.

Barclays Capital produced an outstanding performance with profit before tax rising 55% to GBP2,216m. Income growth of 39% was driven by doing more business with new and existing clients and was broadly based across asset classes and geographies. Growth was particularly strong in areas where we have invested in recent years, including commodities, equity products and credit derivatives. Profit growth was accompanied by improvements in productivity: income and profits grew significantly faster than Daily Value at Risk, risk weighted assets, economic capital, regulatory capital and costs. The ratio of compensation costs to net income improved two percentage points to 49% and the cost:net income ratio improved three percentage points to 64%. We continued to invest for future growth, increasing headcount 3,300 including 1,300 from the acquisition of HomEq, a US mortgage servicing business.

Barclays Global Investors delivered excellent results, with profit before tax up 32% to GBP714m. Income growth of 26% was attributable to increased management fees, particularly in the iShares and active businesses. Assets under management grew US$301bn to US$1.8 trillion, including net new assets of $68bn, reflecting very strong inflows in iShares and active assets. The cost:income ratio improved two percentage points to 57%.

Barclays Wealth profit before tax rose 28% to GBP213m. This reflected broadly based income growth and favourable market conditions, partially offset by a significant increase in investment in people and infrastructure to build a platform for future growth. Total client assets increased 19% to GBP93bn. The cost:income ratio improved three percentage points to 79%.

In Head office functions and other operations the loss before tax decreased GBP64m to GBP259m, reflecting the head office relocation costs incurred in 2005.


Capital management

Our strong credit rating and disciplined approach to capital management remain sources of competitive advantage. Our capital management policies are designed to optimise the returns to shareholders whilst maintaining our credit rating.

At the end of 2006, our tier 1 Capital ratio was 7.7% (2005: 7.0%). The improved capital ratio was driven by the strong capital generation of our business portfolio, the impact of disposals, including our stake in FirstCaribbean International Bank, and the efficient management of the balance sheet through the use of the capital markets. We have invested almost GBP2 billion to support the capital required for our organic growth throughout the portfolio at a very attractive rate of return and we also increased the dividend to shareholders by 17%.

We commenced parallel running for Basel II at the end of 2006. Whilst there are still areas in which the regulators have not yet defined the requirements for detailed implementation, we continue to anticipate a modest benefit to our capital ratios from Basel II. For 2007 we will continue to report our capital ratios under Basel I.


Executive management

I want to acknowledge the significant contributions of two executive directors who are leaving Barclays. David Roberts, previously Chief Executive of International Retail and Commercial Banking, left Barclays at the end of 2006 after 23 years of outstanding service. Naguib Kheraj has been a generator of very significant value for the Group over the last 10 years in a number of different roles at Barclays, most recently as Group Finance Director. He will be leaving us in 2007. I thank David and Naguib warmly for their dedication to the success of Barclays and I wish them well for the future. Our new Group Finance Director, Chris Lucas joins us in April and brings a wealth of experience in financial services.


Outlook

We enter 2007 with strong income momentum in Barclays, driven by high levels of customer activity and good risk control. The global economic outlook continues to be positive and we are well positioned to capture further growth in the years ahead.



John Varley
Group Chief Executive



                         CONSOLIDATED INCOME STATEMENT

                                                               2006       2005
                                                               GBPm        GBPm
Interest income                                              21,805     17,232
Interest expense                                            (12,662)    (9,157)
                                                             --------   --------
Net interest income                                           9,143      8,075
                                                             --------   --------
Fee and commission income                                     8,005      6,430
Fee and commission expense                                     (828)      (725)
                                                             --------   --------
Net fee and commission income                                 7,177      5,705
                                                             --------   --------
Net trading income                                            3,614      2,321
Net investment income                                           962        858
                                                             --------   --------
Principal transactions                                        4,576      3,179
Net premiums from insurance contracts                         1,060        872
Other income                                                    214        147
                                                             --------   --------
Total income                                                 22,170     17,978
Net claims and benefits paid on insurance contracts            (575)      (645)
                                                             --------   --------
Total income net of insurance claims                         21,595     17,333
Impairment charges                                           (2,154)    (1,571)
                                                             --------   --------
Net income                                                   19,441     15,762
                                                             --------   --------
Operating expenses excluding amortisation of intangible
assets                                                      (12,538)   (10,448)
Amortisation of intangible assets                              (136)       (79)
                                                             --------   --------
Operating expenses                                          (12,674)   (10,527)
Share of post-tax results of associates and joint ventures       46         45
Profit on disposal of subsidiaries, associates and joint
ventures                                                        323          -
                                                             --------   --------
Profit before tax                                             7,136      5,280
Tax                                                          (1,941)    (1,439)
                                                             --------   --------
Profit after tax                                              5,195      3,841
                                                             --------   --------

Profit attributable to minority interests                       624        394
Profit attributable to equity holders of the parent           4,571      3,447
                                                             --------   --------
                                                              5,195      3,841
                                                             --------   --------

                                                                  p          p
Earnings per share                                             71.9       54.4
Diluted earnings per share                                     69.8       52.6

Dividends per share:
Interim dividend                                               10.5        9.2
Final dividend                                                 20.5       17.4
                                                             --------   --------
Total dividend                                                 31.0       26.6
                                                             --------   --------

                                                               GBPm       GBPm
Interim dividend                                                666        582
Final dividend                                                1,307      1,105
                                                             --------   --------
Total dividend                                                1,973      1,687
                                                             --------   --------



                           CONSOLIDATED BALANCE SHEET

                                                              2006        2005
Assets                                                        GBPm        GBPm
Cash and balances at central banks                           7,345       3,906
Items in the course of collection from other banks           2,408       1,901
Trading portfolio assets                                   177,867     155,723
Financial assets designated at fair value:
- held on own account                                       31,799      12,904
- held in respect of linked liabilities to customers
  under investment contracts                                82,798      83,193
Derivative financial instruments                           138,353     136,823
Loans and advances to banks                                 30,926      31,105
Loans and advances to customers                            282,300     268,896
Available for sale financial investments                    51,703      53,497
Reverse repurchase agreements and cash collateral          174,090     160,398
on securities borrowed
Other assets                                                 5,850       4,734
Current tax assets                                             557           -
Investments in associates and joint ventures                   228         546
Goodwill                                                     6,092       6,022
Intangible assets                                            1,215       1,269
Property, plant and equipment                                2,492       2,754
Deferred tax assets                                            764         686
                                                           --------    --------
Total assets                                               996,787     924,357
                                                           --------    --------


                                                             2006        2005
Liabilities                                                  GBPm        GBPm
Deposits from banks                                        79,562      75,127
Items in the course of collection due to other banks        2,221       2,341
Customer accounts                                         256,754     238,684
Trading portfolio liabilities                              71,874      71,564
Financial liabilities designated at fair value             53,987      33,385
Liabilities to customers under investment contracts        84,637      85,201
Derivative financial instruments                          140,697     137,971
Debt securities in issue                                  111,137     103,328
Repurchase agreements and cash collateral on securities
lent                                                      136,956     121,178
Other liabilities                                          10,337      11,131
Current tax liabilities                                     1,020         747
Insurance contract liabilities, including unit-linked
liabilities                                                 3,878       3,767
Subordinated liabilities                                   13,786      12,463
Deferred tax liabilities                                      282         700
Provisions                                                    462         517
Retirement benefit liabilities                              1,807       1,823
                                                           --------    --------
Total liabilities                                         969,397     899,927
                                                           --------    --------

Shareholders' equity
Called up share capital                                     1,634       1,623
Share premium account                                       5,818       5,650
Other reserves                                                390       1,377
Retained earnings                                          12,169       8,957
Less: treasury shares                                        (212)       (181)
                                                           --------    --------
Shareholders' equity excluding minority interests          19,799      17,426
Minority interests                                          7,591       7,004
                                                           --------    --------
Total shareholders' equity                                 27,390      24,430
                                                           --------    --------
                                                           --------    --------
Total liabilities and shareholders' equity                996,787     924,357
                                                           --------    --------



                                FINANCIAL REVIEW

Results by business

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

-   UK Banking, comprising
  - UK Retail Banking
  - UK Business Banking

-   Barclaycard

-   International Retail and Commercial Banking, comprising
  - International Retail and Commercial Banking-excluding Absa
  - International Retail and Commercial Banking-Absa, first included with effect from 27th July 2005


Investment Banking and Investment Management

- Barclays Capital

- Barclays Global Investors

- Barclays Wealth

- Barclays Wealth-closed life assurance activities


Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.


UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, UK Premier and Local Business (formerly Small Business). This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages branded Woolwich and general insurance. UK Premier provides banking, investment products and advice to affluent customers. Local Business provides banking services to small businesses.


UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.


Barclaycard

Barclaycard is a multi-brand credit card and consumer loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and Monument branded credit cards, Barclays branded loans and FirstPlus secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking-excluding Absa and International Retail and Commercial Banking-Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking-excluding Absa

International Retail and Commercial Banking-excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.


International Retail and Commercial Banking-Absa

International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking-Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.


Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.


Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 190 funds for institutions and individuals trading in fifteen markets globally. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.


Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.


Barclays Wealth-closed life assurance activities

Barclays Wealth-closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.


Head office functions and other operations

Head office functions and other operations comprise:


- Head office and central support functions
- Businesses in transition
- Consolidation adjustments.


Head office and central support functions comprise the following areas:
Executive management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.


                               SUMMARY OF RESULTS

Analysis of profit attributable to equity holders of the parent

                                                              2006        2005
                                                              GBPm        GBPm
UK Banking                                                   2,578       2,200
                                                            --------    --------
UK Retail Banking                                            1,213       1,040
UK Business Banking                                          1,365       1,160
                                                            --------    --------
Barclaycard                                                    382         640
International Retail and Commercial Banking                  1,270         633
                                                            --------    --------
International Retail and Commercial Banking-ex Absa            572         335
International Retail and Commercial Banking-Absa(1)            698         298
                                                            --------    --------
Barclays Capital                                             2,216       1,431
Barclays Global Investors                                      714         540
Barclays Wealth                                                213         166
Barclays Wealth-closed life assurance activities                22          (7)
Head office functions and other operations                    (259)       (323)
                                                            --------    --------
Profit before tax                                            7,136       5,280
Tax                                                         (1,941)     (1,439)
                                                            --------    --------
Profit after tax                                             5,195       3,841
Profit attributable to minority interests                     (624)       (394)
                                                            --------    --------
Profit attributable to equity holders of the parent          4,571       3,447
                                                            --------    --------


(1) For 2005, this reflects the period from 27th July until 31st December 2005.



                     TOTAL ASSETS AND RISK WEIGHTED ASSETS

Total assets
                                                             2006         2005
                                                             GBPm         GBPm
UK Banking                                                139,902      130,304
                                                           --------     --------
UK Retail Banking                                          74,018       70,389
UK Business Banking                                        65,884       59,915
                                                           --------     --------
Barclaycard                                                27,628       25,771
International Retail and Commercial Banking                68,848       63,556
                                                           --------     --------
International Retail and Commercial Banking-ex Absa        38,451       34,195
International Retail and Commercial Banking-Absa           30,397       29,361
                                                           --------     --------
Barclays Capital                                          657,922      601,193
Barclays Global Investors                                  80,515       80,900
Barclays Wealth                                             7,285        6,094
Barclays Wealth-closed life assurance activities            7,605        7,276
Head office functions and other operations                  7,082        9,263
                                                           --------     --------
                                                          996,787      924,357
                                                           --------     --------



Risk weighted assets
                                                             2006         2005
                                                             GBPm         GBPm
UK Banking                                                 84,903       79,929
                                                           --------     --------
UK Retail Banking                                          34,942       32,803
UK Business Banking                                        49,961       47,126
                                                           --------     --------
Barclaycard                                                25,203       21,752
International Retail and Commercial Banking                41,053       41,228
                                                           --------     --------
International Retail and Commercial Banking-ex Absa        20,325       20,394
International Retail and Commercial Banking-Absa           20,728       20,834
                                                           --------     --------
Barclays Capital                                          137,635      116,677
Barclays Global Investors                                   1,375        1,456
Barclays Wealth                                             5,744        4,061
Barclays Wealth-closed life assurance activities                -            -
Head office functions and other operations                  1,920        4,045
                                                           --------     --------
                                                          297,833      269,148
                                                           --------     --------


Further analysis of total assets and risk weighted assets, can be found on page
62.



UK Banking

                                                                2006      2005
                                                                GBPm      GBPm
Net interest income                                            4,035     3,744
Net fee and commission income                                  1,861     1,720
                                                              --------  --------
Net trading income                                                 2         -
Net investment income                                             28        26
                                                              --------  --------
Principal transactions                                            30        26
Net premiums from insurance contracts                            269       280
Other income                                                      63        33
                                                              --------  --------
Total income                                                   6,258     5,803
Net claims and benefits on insurance contracts                   (35)      (58)
                                                              --------  --------
Total income net of insurance claims                           6,223     5,745
Impairment charges                                              (461)     (327)
                                                              --------  --------
Net income                                                     5,762     5,418
                                                              --------  --------
Operating expenses excluding amortisation of intangible
assets                                                        (3,263)   (3,212)
Amortisation of intangible assets                                 (2)       (3)
                                                              --------  --------
Operating expenses                                            (3,265)   (3,215)
Share of post-tax results of associates and joint ventures         5        (3)
Profit on disposal of subsidiaries, associates and joint
ventures                                                          76         -
                                                              --------  --------
Profit before tax                                              2,578     2,200
                                                              --------  --------

Cost:income ratio                                                 52%       56%
Cost:net income ratio                                             57%       59%

Risk Tendency                                                 GBP515m   GBP430m
Return on average economic capital                                38%       33%

Economic profit                                             GBP1,431m GBP1,130m


                                                               2006      2005

Loans and advances to customers                           GBP123.9bn  GBP118.2bn
Customer accounts                                         GBP142.4bn  GBP129.7bn
Total assets                                              GBP139.9bn  GBP130.3bn
Risk weighted assets                                       GBP84.9bn   GBP79.9bn

Key Fact

Number of UK branches                                        2,014     2,029



UK Banking  profit  before tax  increased  17%  (GBP378m)  to  GBP2,578m  (2005:
GBP2,200m) driven principally by good income growth. Profit before business disposals grew 14% (GBP302m) to GBP2,502m (2005: GBP2,200m).

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in each of 2005, 2006 and 2007. In 2006 the cost:income ratio improved three percentage points to 53% (2005: 56%) excluding gains from property sales not reinvested; this brings the cumulative improvement to six percentage points in two years. UK Banking continues to target a further two percentage point improvement in 2007 to 51%.



UK Retail Banking
                                                                2006       2005
                                                                GBPm       GBPm
Net interest income                                            2,333      2,208
Net fee and commission income                                  1,219      1,131
                                                              --------   --------
Net trading income                                                 -          -
Net investment income                                              -          9
                                                              --------   --------
Principal transactions                                             -          9
Net premiums from insurance contracts                            269        280
Other income                                                      42         16
                                                              --------   --------
Total income                                                   3,863      3,644
Net claims and benefits on insurance contracts                   (35)       (58)
                                                              --------   --------
Total income net of insurance claims                           3,828      3,586
Impairment charges                                              (209)      (150)
                                                              --------   --------
Net income                                                     3,619      3,436
                                                              --------   --------
Operating expenses excluding amortisation of intangible
assets                                                        (2,407)    (2,390)
Amortisation of intangible assets                                 (1)         -
                                                              --------   --------
Operating expenses                                            (2,408)    (2,390)
Share of post-tax results of associates and joint ventures         2         (6)
                                                              --------   --------
Profit before tax                                              1,213      1,040
                                                              --------   --------

Cost:income ratio                                                63%        67%
Cost:net income ratio                                            67%        70%

Risk Tendency                                                GBP225m     GBP180m
Return on average economic capital                               39%        35%

Economic profit                                              GBP693m     GBP586m


                                                                2006       2005

Loans and advances to customers                           GBP67.6bn    GBP64.8bn
Customer accounts                                         GBP85.0bn    GBP78.8bn
Total assets                                              GBP74.0bn    GBP70.4bn
Risk weighted assets                                      GBP34.9bn    GBP32.8bn

Key Facts

Personal Customers
--------------------
Number of UK current accounts                               11.5m      11.1m
Number of UK savings accounts                               11.0m      10.8m
Total UK mortgage balances (residential)                 GBP61.9bn   GBP59.6bn
Number of household insurance policies                     825,000    616,000

Local Business and UK Premier
-------------------------------
Number of Local Business customers                        630,000    630,000
Number of UK Premier customers                            297,000    286,000


UK Retail Banking profit before tax increased 17% (GBP173m) to GBP1,213m  (2005:
GBP1,040m), driven by good income growth and well controlled costs. There has been substantial additional investment to transform the business.

Income increased 7% (GBP242m) to GBP3,828m (2005: GBP3,586m), continuing the momentum reported at the half year. Income growth was broadly based. There was strong income growth in Personal Customers retail savings, Local Business and UK Premier and good growth in Personal Customers current account income. Sales volumes increased, with a particularly strong performance from direct channels.

Net interest income increased 6% (GBP125m) to GBP2,333m (2005: GBP2,208m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and a stable liability margin. Total average customer deposit balances increased 8% to GBP79.2bn (2005: GBP73.5bn), supported by new products. Growth of personal savings was above that of the market.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances ended the year at GBP61.9bn (2005: GBP59.6bn). Gross advances were 60% higher at GBP18.4bn (2005: GBP11.5bn), with a market share of 5% (2005: 4%). Net lending was GBP2.4bn, with performance improving during the year, leading to a market share of 4% in the second half of the year. The mortgage margin was reduced by changed assumptions used in the calculation of effective interest rates, a higher proportion of new mortgages and base rate changes. The new business spread was in line with the industry. The loan to value ratio within the residential mortgage book on a current valuation basis was 34% (2005: 35%).

There was good balance growth in non-mortgage loans, where Local Business average balances increased 9% and UK Premier average balances increased 25%.

Net  fee and  commission  income  increased  8%  (GBP88m)  to  GBP1,219m  (2005:
GBP1,131m). There was strong current account income growth in Personal Customers and Local Business. UK Premier delivered strong growth reflecting higher income from banking services, mortgage sales and investment advice.

Net premiums from insurance underwriting activities decreased 4% (GBP11m) to GBP269m (2005: GBP280m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts improved to GBP35m (2005: GBP58m). Other income increased GBP26m to GBP42m (2005: GBP16m), principally representing the benefit from reinsurance.

Impairment charges increased 39% (GBP59m) to GBP209m (2005: GBP150m). The increase principally reflected balance growth and some deterioration in delinquency rates in the Local Business loan book. Losses from the mortgage portfolio remained negligible, with arrears at low levels.

Operating expenses were steady at GBP2,408m (2005: GBP2,390m). Substantially all of the gains from the sale and leaseback of property of GBP253m have been reinvested in the business to improve customer service and deliver sustainable performance improvements. Around half of the incremental investment was directed at upgrading distribution capabilities, including restructuring and improving the branch network. Further investment was focused on upgrading the contact centres, transforming the performance of the mortgage business, revitalising the retail product range to meet customers' needs, improving core operations and processes and rationalising the number of operating sites. The level of investment reflected in operating expenses in 2006 was approximately double the level of 2005.

The cost:income ratio improved four percentage points to 63% (2005: 67%).


UK Business Banking
                                                                2006       2005
                                                                GBPm       GBPm
Net interest income                                            1,702      1,536
Net fee and commission income                                    642        589
                                                              --------   --------
Net trading income                                                 2          -
Net investment income                                             28         17
                                                              --------   --------
Principal transactions                                            30         17
Other income                                                      21         17
                                                              --------   --------
Total income                                                   2,395      2,159
Impairment charges                                              (252)      (177)
                                                              --------   --------
Net income                                                     2,143      1,982
                                                              --------   --------
Operating expenses excluding amortisation of intangible
assets                                                          (856)      (822)
Amortisation of intangible assets                                 (1)        (3)
                                                              --------   --------
Operating expenses                                              (857)      (825)
Share of post-tax results of associates and joint ventures         3          3
Profit on disposal of subsidiaries, associates and joint
ventures                                                          76          -
                                                              --------   --------
Profit before tax                                              1,365      1,160
                                                              --------   --------

Cost:income ratio                                                 36%        38%
Cost:net income ratio                                             40%        42%

Risk Tendency                                                 GBP290m    GBP250m
Return on average economic capital                                37%        31%

Economic profit                                               GBP738m    GBP544m


                                                                 2006       2005

Loans and advances to customers                            GBP56.3bn   GBP53.4bn
Customer accounts                                          GBP57.4bn   GBP50.9bn
Total assets                                               GBP65.9bn   GBP59.9bn
Risk weighted assets                                       GBP50.0bn   GBP47.1bn

Key Fact

Total number of Business Banking customers                   150,000    144,000


UK Business Banking profit before tax increased 18% (GBP205m) to GBP1,365m (2005: GBP1,160m), driven by continued strong income growth. UK Business Banking maintained its market share of primary customer relationships. The 2006 result included a GBP23m (2005: GBP13m) contribution from the full year consolidation of Iveco Finance, in which a 51% stake was acquired on 1st June 2005. Profit before business disposals increased 11% to GBP1,289m (2005: GBP1,160m).

Income increased 11% (GBP236m) to GBP2,395m (2005: GBP2,159m), driven by strong balance sheet growth. The uplift in income was broadly based across income categories.

Net interest income increased 11% (GBP166m) to GBP1,702m (2005: GBP1,536m) driven by strong balance sheet growth. There was strong growth in all business areas and in particular Larger Business. The lending margin improved slightly. Average deposit balances increased 11% to GBP44.8bn (2005: GBP40.5bn) with good growth across product categories. The deposit margin was stable.

Net fee and commission income increased 9% (GBP53m) to GBP642m (2005: GBP589m). There was a strong rise in income from foreign exchange and derivatives business transacted through Barclays Capital on behalf of Business Banking customers.

Income  from  principal  transactions  was  GBP30m  (2005:  GBP17m),   primarily
reflecting the profit realised on a number of equity investments.

As expected, impairment rates trended upwards during the year towards a more normalised level. Impairment increased 42% (GBP75m) to GBP252m (2005: GBP177m), with the increase mainly reflecting higher charges from Medium Business and balance growth. Impairment charges in Larger Business were stable.

Operating expenses increased 4% (GBP32m) to GBP857m (2005: GBP825m). Cost growth reflected higher volumes, increased expenditure on front line staff and the costs of Iveco Finance for a full year. Operating expenses included a credit of GBP60m on the sale and leaseback of property, of which approximately half was reinvested in the business, including costs relating to the acceleration of the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 36% (2005: 38%).

Profit on disposals of subsidiaries, associates and joint ventures of GBP76m (2005: nil) arose from the sales of interests in vehicle leasing and European vendor finance businesses.


Barclaycard
                                                                2006      2005
                                                                GBPm       GBPm
Net interest income                                            1,843     1,726
Net fee and commission income                                  1,054       972
Net investment income                                             15         -
Net premiums from insurance contracts                             33        24
                                                              --------  --------
Total income                                                   2,945     2,722
Net claims and benefits on insurance contracts                    (8)       (7)
                                                              --------  --------
Total income net of insurance claims                           2,937     2,715
Impairment charges                                            (1,493)   (1,098)
                                                              --------  --------
Net income                                                     1,444     1,617
                                                              --------  --------
Operating expenses excluding amortisation of intangible
assets                                                        (1,037)     (961)
Amortisation of intangible assets                                (17)      (17)
                                                              --------  --------
Operating expenses                                            (1,054)     (978)
Share of post-tax results of associates and joint ventures        (8)        1
                                                              --------  --------
Profit before tax                                                382       640
                                                              --------  --------

Cost:income ratio                                                36%       36%
Cost:net income ratio                                            73%       60%

Risk Tendency                                              GBP1,410m   GBP1,100m
Return on average economic capital                               10%       16%

Economic profit                                               GBPnil    GBP183m


                                                                2006      2005

Loans and advances to customers                            GBP25.5bn   GBP24.0bn
Total assets                                               GBP27.6bn   GBP25.8bn
Risk weighted assets                                       GBP25.2bn   GBP21.8bn

Key Facts

Number of Barclaycard UK customers                             9.8m     11.2m
Number of retailer relationships                              93,000    93,000
UK credit cards-average outstanding balances                GBP9.4bn   GBP10.1bn
UK credit cards-average extended credit balances            GBP8.0bn    GBP8.6bn
UK loans-average consumer lending balances                 GBP11.9bn   GBP10.3bn
International-average extended credit balances              GBP2.5bn    GBP1.8bn
International-cards in issue                                    6.4m      4.3m


Barclaycard profit before tax decreased 40% (GBP258m) to GBP382m (2005: GBP640m) as good income growth was more than offset by higher impairment charges and increased costs from the continued development of international businesses.

Income increased 8% (GBP222m) to GBP2,937m (2005: GBP2,715m). Growth was driven by very strong momentum in the United States and by strong performances in Barclaycard Business, FirstPlus, SkyCard and continental European markets.

Net interest income increased 7% (GBP117m) to GBP1,843m (2005: GBP1,726m). UK average extended credit card balances fell 7% to GBP8.0bn (2005: GBP8.6bn), reflecting the impact of tighter lending criteria. UK average consumer lending balances increased 16% to GBP11.9bn (2005: GBP10.3bn) driven by secured lending in FirstPlus. International average extended credit card balances rose 39% to GBP2.5bn (2005: GBP1.8bn).

Margins in credit cards improved to 8.73% (2005: 7.96%), due to the impact of increased card rates and a reduced proportion of promotional rate balances in the UK. Margins in consumer lending fell to 4.11% (2005: 4.96%), due to a higher proportion of secured lending and continued competitive pressure.

Net fee and commission income increased 8% (GBP82m) to GBP1,054m (2005: GBP972m) as a result of increased contributions from Barclaycard International, SkyCard, FirstPlus and Barclaycard Business. Barclaycard reduced its late and overlimit fee charges in the UK on 1st August 2006 in response to the Office of Fair Trading's findings.

Investment income of GBP15m (2005: GBPnil) represents the gain arising from the sale of part of the stake in MasterCard Inc, following its flotation.

Impairment charges increased 36% (GBP395m) to GBP1,493m (2005: GBP1,098m). The increase was driven by a rise in delinquent balances and increased numbers of bankruptcies and Individual Voluntary Arrangements. As a result of management action in 2005 and 2006 to tighten lending criteria and improve collection processes, the flows of new delinquencies reduced, and levels of arrears balances declined in the second half of 2006 in UK cards and unsecured loans.

Operating expenses increased 8% (GBP76m) to GBP1,054m (2005: GBP978m). This included a GBP38m gain from the sale and leaseback of property. Excluding this item, underlying operating expenses increased 12% (GBP114m) to GBP1,092m. This was largely as a result of continued investment in Barclaycard International, particularly Barclaycard US, and the development of UK partnerships.

Barclaycard International continued its growth strategy in the continental European business delivering solid results. The Entercard joint venture, which is based in Scandinavia, performed ahead of plan. Barclaycard International loss before tax reduced to GBP30m (2005: loss GBP37m), including the loss before tax for Barclaycard US of GBP56m (2005: loss GBP59m). Barclaycard US continued to perform ahead of expectations, delivering very strong growth in balances and customer numbers and creating a number of new partnerships including US Airways, Barnes & Noble, Travelocity and Jo-Ann Stores.

Barclaycard UK customer numbers declined 1.4m to 9.8m (2005: 11.2m). This reflected the closure of 1.5 million accounts that had been inactive.



International Retail and Commercial Banking
                                                                2006      2005
                                                                GBPm       GBPm
Net interest income                                            1,659     1,050
Net fee and commission income                                  1,303       705
                                                              --------  --------
Net trading income                                                 6         3
Net investment income                                            188       143
                                                              --------  --------
Principal transactions                                           194       146
Net premiums from insurance contracts                            351       227
Other income                                                      74        60
                                                              --------  --------
Total income                                                   3,581     2,188
Net claims and benefits on insurance contracts                  (244)     (205)
                                                              --------  --------
Total income net of insurance claims                           3,337     1,983
Impairment charges                                              (167)      (32)
                                                              --------  --------
Net income                                                     3,170     1,951
                                                              --------  --------
Operating expenses excluding amortisation of intangible
assets                                                        (2,111)   (1,317)
Amortisation of intangible assets                                (85)      (47)
                                                              --------  --------
Operating expenses                                            (2,196)   (1,364)
Share of post-tax results of associates and joint ventures        49        46
Profit on disposal of subsidiaries, associates and joint
ventures                                                         247         -
                                                              --------  --------
Profit before tax                                              1,270       633
                                                              --------  --------

Cost:income ratio                                                66%       69%
Cost:net income ratio                                            69%       70%

Risk Tendency                                                GBP220m     GBP175m
Return on average economic capital                               37%       23%

Economic profit                                              GBP530m     GBP205m


                                                                2006      2005

Loans and advances to customers                            GBP53.5bn   GBP49.3bn
Customer accounts                                          GBP22.5bn   GBP22.6bn
Total assets                                               GBP68.9bn   GBP63.6bn
Risk weighted assets                                       GBP41.1bn   GBP41.2bn

Key Fact

Number of international branches                               1,613     1,516



International Retail and Commercial Banking profit before tax increased GBP637m to GBP1,270m (2005: GBP633m). The increase reflected the inclusion of a full year's profit before tax from International Retail and Commercial Banking-Absa of GBP698m (2005(1): GBP298m) and a profit of GBP247m on the disposal of Barclays interest in FirstCaribbean International Bank.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.



International Retail and Commercial Banking-excluding Absa

                                                                2006       2005
                                                                GBPm       GBPm
Net interest income                                              610        562
Net fee and commission income                                    448        377
                                                              --------   --------
Net trading income                                                17         31
Net investment income                                             66         88
                                                              --------   --------
Principal transactions                                            83        119
Net premiums from insurance contracts                            111        129
Other income                                                      20         23
                                                              --------   --------
Total income                                                   1,272      1,210
Net claims and benefits on insurance contracts                  (138)      (161)
                                                              --------   --------
Total income net of insurance claims                           1,134      1,049
Impairment charges                                               (41)       (13)
                                                              --------   --------
Net income                                                     1,093      1,036
                                                              --------   --------
Operating expenses excluding amortisation of intangible
assets                                                          (799)      (734)
Amortisation of intangible assets                                 (9)        (6)
                                                              --------   --------
Operating expenses                                              (808)      (740)
Share of post-tax results of associates and joint ventures        40         39
Profit on disposal of subsidiaries, associates and joint
ventures                                                         247          -
                                                              --------   --------
Profit before tax                                                572        335
                                                              --------   --------

Cost:income ratio                                                71%        71%
Cost:net income ratio                                            74%        71%

Risk Tendency                                                 GBP75m      GBP75m
Return on average economic capital                               39%        20%

Economic profit                                              GBP346m     GBP115m


                                                                2006       2005

Loans and advances to customers                            GBP29.3bn   GBP25.4bn
Customer accounts                                          GBP11.4bn   GBP10.4bn
Total assets                                               GBP38.5bn   GBP34.2bn
Risk weighted assets                                       GBP20.4bn   GBP20.4bn

Key Facts

Number of international branches                                 868        798
Number of Barclays continental Europe customers              820,000    800,000
Number of continental European mortgage customers            252,000    221,000
Continental European mortgages-average balances (Euros)    EUR25.9bn  EUR21.2bn
Continental European assets under management (Euros)       EUR26.4bn  EUR22.6bn


International Retail and Commercial Banking-excluding Absa profit before tax increased 71% (GBP237m) to GBP572m (2005: GBP335m), including a gain on the disposal of the interest in FirstCaribbean International Bank of GBP247m. Profit before business disposals was GBP325m (2005: GBP335m). This reflected good growth in continental Europe offset by a decline in profits in Africa caused by higher impairment, and increased costs reflecting a step change in the rate of organic investment in the business.

Income increased 8% (GBP85m) to GBP1,134m (2005: GBP1,049m). Excluding gains from asset sales in 2005, income increased 11% (GBP116m) to GBP1,134m (2005:
GBP1,018m).

Net interest income increased 9% (GBP48m) to GBP610m (2005: GBP562m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 20% to GBP27.4bn (2005: GBP22.9bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 22%. There was a modest decline in lending margins partly driven by a greater share of mortgage assets as a proportion of the total book in continental Europe. Average customer deposits increased 17% to GBP10.8bn (2005: GBP9.2bn), with deposit margins stable.

Net fee and commission income increased 19% (GBP71m) to GBP448m (2005: GBP377m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 11%, together with very strong growth in France, including the first full year contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions decreased GBP36m to GBP83m (2005: GBP119m). 2005 included GBP23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges increased GBP28m to GBP41m (2005: GBP13m). This reflected the absence of one-off recoveries of GBP12m which arose in 2005 in Africa and the Middle East, and strong balance sheet growth across the businesses.

Operating expenses increased 9% (GBP68m) to GBP808m (2005: GBP740m). This included gains from the sale and leaseback of property in Spain of GBP55m, just under half of which were reinvested in accelerated staff restructuring and infrastructure upgrades. Excluding these net gains, operating expenses increased 14% to GBP840m (2005: GBP740m). Operating expenses also included incremental investment expenditure of GBP25m to expand the distribution network and enhance IT and operational capabilities.

Barclays Spain continued to perform strongly. Profit before tax increased 21% (GBP30m) to GBP171m (2005: GBP141m), excluding net one-off gains on asset sales of GBP32m (2005: GBP8m) and integration costs of GBP43m (2005: GBP57m). This was driven by the continued realisation of benefits from Banco Zaragozano, together with strong growth in assets under management and solid growth in mortgages.

Africa and the Middle East profit before tax decreased 9% (GBP12m) to GBP126m (2005: GBP138m) driven by higher impairment charges reflecting one-off recoveries of GBP12m that arose in 2005 and an increase in investment expenditure.

Profit before tax increased strongly in Portugal reflecting good flows of new customers and increased business volumes. France also performed well as a result of good organic growth and the acquisition of ING Ferri.

The profit on disposal of subsidiaries, associate and joint ventures of GBP247m (2005: nil) comprised the gain on the sale of Barclays interest in FirstCaribbean. The share of post-tax results of FirstCaribbean International Bank included in 2006 was GBP41m (2005: GBP37m).


International Retail and Commercial Banking-Absa
                                                                2006      2005(1)
                                                                GBPm      GBPm
Net interest income                                            1,049       488
Net fee and commission income                                    855       328
                                                              --------  --------
Net trading income                                               (11)      (28)
Net investment income                                            122        55
                                                              --------  --------
Principal transactions                                           111        27
Net premiums from insurance contracts                            240        98
Other income                                                      54        37
                                                              --------  --------
Total income                                                   2,309       978
Net claims and benefits on insurance contracts                  (106)      (44)
                                                              --------  --------
Total income net of insurance claims                           2,203       934
Impairment charges                                              (126)      (19)
                                                              --------  --------
Net income                                                     2,077       915
                                                              --------  --------
Operating expenses excluding amortisation of intangible
assets                                                        (1,312)     (583)
Amortisation of intangible assets                                (76)      (41)
                                                              --------  --------
Operating expenses                                            (1,388)     (624)
Share of post-tax results of associates and joint ventures         9         7
                                                              --------  --------
Profit before tax                                                698       298
                                                              --------  --------

Cost:income ratio                                                63%       67%
Cost:net income ratio                                            67%       68%

Risk Tendency                                                GBP145m     GBP100m
Return on average economic capital                               34%       36%

Economic profit                                              GBP184m      GBP90m


                                                                2006      2005
Loans and advances to customers                            GBP24.2bn   GBP23.9bn
Customer accounts                                          GBP11.1bn   GBP12.2bn
Total assets                                               GBP30.4bn   GBP29.4bn
Risk weighted assets                                       GBP20.7bn   GBP20.8bn

Key Facts

Number of branches                                               749       718
Number of ATMs                                                 7,053     5,835
Number of retail customers                                      8.3m      7.6m
Number of corporate customers                                 84,000    79,000


(1) For 2005, this reflects the period from 27th July until 31st December 2005.


International Retail and Commercial Banking - Absa profit before tax increased 134% to GBP698m (2005: GBP298m) reflecting the full year to 31st December 2006 compared with the five months ended 31st December 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

Appendix 1 on page 94 summarises the Rand results of Absa Group Limited for the year to 31st December 2006 as reported to the Johannesburg Stock Exchange, and their impact in Sterling on the consolidated results of Barclays.

In the commentary below, the comparable period referred to, for illustrative purposes only, is the proforma full year to 31st December 2005 and is based on performance in Rand.

Absa Group Limited's profit before tax increased 24% reflecting a very good performance from banking operations, with retail, corporate and business banking operations performing exceptionally well. Absa Group Limited delivered a return on equity of 27.4% (2005: 25.6%). Key factors impacting the results included very strong asset growth, strong revenue growth, an increased credit impairment charge, the realisation of synergies from leveraging Barclays expertise and economies of scale and the sale of non-core operations. The South African economy continued to expand at a solid pace with real growth expected to be about 4.9% for 2006 (2005: 5.1%).

Net interest income grew 27%. Loans and advances to customers increased 26% underpinned by very strong growth in mortgages, credit cards and commercial property finance.

Non-interest income increased 12% reflecting higher transaction volumes, strong growth in insurance related earnings and gains on asset sales.

As expected the impairment charge on loans and advances increased from the very low levels of the prior year, particularly in Absa Home Loans, Absa Card and Retail Banking Services.

Operating expenses increased 14% resulting from increased investment in the business in order to support continued growth in volumes and customers.

Excellent progress was made with the realisation of synergy benefits. In 2006 synergies of R753m were delivered, in excess of the target originally communicated for the year. Integration costs for the period were in line with expectations.


Impact on Barclays results(1)

Absa Group Limited's profit before tax of R11,417m is translated into Barclays results at an average exchange rate for 2006 of R12.47/GBP (2005: R11.57/GBP). Consolidation adjustments reflected the amortisation of intangible assets of GBP75m and internal funding and other adjustments of GBP72m. The resulting profit before tax of GBP769m (2005: GBP337m) is represented with International Retail and Commercial Banking - Absa GBP698m, (2005: GBP298m) and Barclays Capital, GBP71m (2005: GBP39m).

Absa Group Limited's total assets at 31st December 2006 were R495,112m (31st December 2005: R404,561m), growth of 22%. This is translated into Barclays results at a year-end exchange rate of R13.71/GBP (31st December 2005:
R10.87/GBP). The consolidation of total assets reflected the impact of the 21% depreciation in the Rand largely offsetting the growth in the Rand balance sheet.



(1) For 2005, this reflects the period from 27th July until 31st December 2005.



Barclays Capital
                                                              2006       2005
                                                              GBPm        GBPm
Net interest income                                          1,158      1,065
Net fee and commission income                                  952        776
                                                            --------   --------
Net trading income                                           3,562      2,231
Net investment income                                          573        413
                                                            --------   --------
Principal transactions                                       4,135      2,644
Other income                                                    22         20
                                                            --------   --------
Total income                                                 6,267      4,505
Impairment charges                                             (42)      (111)
                                                            --------   --------
Net income                                                   6,225      4,394
                                                            --------   --------
Operating expenses excluding amortisation of intangible
assets                                                      (3,996)    (2,961)
Amortisation of intangible assets                              (13)        (2)
                                                            --------   --------
Operating expenses                                          (4,009)    (2,963)
                                                            --------   --------
Profit before tax                                            2,216      1,431
                                                            --------   --------

Cost:income ratio                                              64%        66%
Cost:net income ratio                                          64%        67%
Compensation:net income ratio                                  49%        51%

Average DVaR                                              GBP37.1m     GBP32.0m
Risk Tendency                                               GBP95m      GBP110m
Return on average economic capital                             41%        34%

Average net income generated per member of staff ('000)     GBP560       GBP498

Economic profit                                          GBP1,181m      GBP706m


                                                              2006       2005

Total assets                                            GBP657.9bn   GBP601.2bn
Risk weighted assets                                    GBP137.6bn   GBP116.7bn
Corporate lending portfolio                              GBP40.6bn    GBP40.1bn



Key Facts                               2006                      2005
                               League                    League
                                table       Issuance      table       Issuance
                             position          value   position          value
All international bonds (all
currencies)                     1st         US$271.9bn    2nd         US$183.6bn
Sterling bonds                  1st         GBP27.3bn     1st         GBP23.0bn
International securitisations   2nd         US$53.2bn     1st         US$36.8bn
US investment grade corporate
bonds                           7th         US$6.0bn      5th         US$9.9bn


Barclays Capital delivered record profit before tax and net income. Profit before tax increased 55% (GBP785m) to GBP2,216m (2005: GBP1,431m). This was the result of a very strong income performance, driven by higher business volumes, continued growth in client activity and favourable market conditions. Net income increased 42% (GBP1,831m) to GBP6,225m (2005: GBP4,394m). Profit before tax for Absa Capital was GBP71m (2005(1): GBP39m). Excluding Absa Capital, profit before tax increased 54%.

Income increased 39% (GBP1,762m) to GBP6,267m (2005: GBP4,505m) as a result of very strong growth across the Rates, Credit and Private Equity businesses. Income increased in all geographic regions with significant contributions outside the UK from the US, continental Europe and Asia. The top line performance reflected returns from past investments and the strength of the global client franchise. Average DVaR increased 16% to GBP37.1m (2005: GBP32.0m) significantly below the rate of income growth.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 43% (GBP1,584m) to GBP5,293m (2005: GBP3,709m).

Net trading income increased 60% (GBP1,331m) to GBP3,562m (2005: GBP2,231m) with very strong contributions across the Rates and Credit businesses, in particular commodities, fixed income, equities, credit derivatives and emerging markets. The performance was driven by higher volumes of client led activity and favourable market conditions. Net investment income increased 39% (GBP160m) to GBP573m (2005: GBP413m) driven by investment realisations, primarily in Private Equity, offset by reduced contributions from credit products. Net interest income increased 9% (GBP93m) to GBP1,158m (2005: GBP1,065m) driven by a full year contribution from Absa Capital. Corporate lending remained flat at GBP40.6bn (2005: GBP40.1bn).

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 23% (GBP176m) to GBP952m (2005: GBP776m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from issuances in bonds, European leveraged loans and convertibles.

Impairment charges of GBP42m (2005: GBP111m), including impairment on available for sale assets of GBP83m (2005: nil), were 62% lower than prior year reflecting recoveries and the continued benign wholesale credit environment.

Operating expenses increased 35% (GBP1,046m) to GBP4,009m (2005: GBP2,963m), reflecting higher performance related costs, increased levels of activity and continued investment across the business. The cost:net income ratio improved to 64% (2005: 67%) and the compensation to net income ratio improved to 49% (2005:
51%). Performance related pay, discretionary investment spend and short-term contractor resource costs represented 50% of operating expenses (2005: 46%). Amortisation of intangible assets principally relates to mortgage service rights obtained as part of the purchase of HomEq, a US mortgage servicing business acquired on 1st November 2006.

Total headcount increased 3,300 during 2006 to 13,200 (2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.



Barclays Global Investors
                                                                2006       2005
                                                                GBPm       GBPm
Net interest income                                               10         15
Net fee and commission income                                  1,651      1,297
                                                              --------   --------
Net trading income                                                 2          2
Net investment income                                              2          4
                                                              --------   --------
Principal transactions                                             4          6
                                                              --------   --------
Total income                                                   1,665      1,318
                                                              --------   --------
Operating expenses excluding amortisation of intangible
assets                                                          (946)      (775)
Amortisation of intangible assets                                 (5)        (4)
                                                              --------   --------
Operating expenses                                              (951)      (779)
Share of post-tax results of associates and joint ventures         -          1
                                                              --------   --------
Profit before tax                                                714        540
                                                              --------   --------

Cost:income ratio                                                57%        59%
Average income generated per member of staff ('000)           GBP666      GBP628

Return on average economic capital                              228%       248%

Economic profit                                              GBP376m     GBP299m


                                                                2006       2005

Total assets                                               GBP80.5bn   GBP80.9bn
Risk weighted assets                                        GBP1.4bn    GBP1.5bn

Key Facts

Assets under management (GBP):                               GBP927bn   GBP881bn
                                                            --------   --------
-indexed                                                    GBP566bn   GBP570bn
-iShares                                                    GBP147bn   GBP113bn
-active                                                     GBP214bn   GBP198bn
                                                             --------   --------
Net new assets in period (GBP)                               GBP37bn    GBP48bn
Assets under management (US$):                            US$1,814bn US$1,513bn
                                                             --------   --------
-indexed                                                  US$1,108bn   US$980bn
-iShares                                                    US$287bn   US$193bn
-active                                                     US$419bn   US$340bn
                                                             --------   --------
Net new assets in period (US$)                               US$68bn    US$88bn
Number of iShares products                                       191        149
Number of institutional clients                                2,900      2,800


Barclays Global Investors delivered another year of outstanding results. Profit before tax increased 32% (GBP174m) to GBP714m (2005: GBP540m), reflecting very strong income growth and higher operating margins. The performance was broadly based across products, distribution channels and geographies.

Net fee and  commission  income  increased  27%  (GBP354m) to  GBP1,651m  (2005:
GBP1,297m). This growth was attributable to increased management fees, particularly in the iShares and active businesses, and securities lending, offset by lower incentive fees. Incentive fees decreased 9% (GBP18m) to GBP186m (2005: GBP204m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 22% (GBP172m) to GBP951m (2005: GBP779m) as a result of significant investment in key growth initiatives, ongoing investment in product development and infrastructure and higher performance-based expenses. The cost: income ratio improved two percentage points to 57% (2005: 59%).

Total headcount rose 400 to 2,700 (2005: 2,300). Headcount increased in all regions, across product groups and the support functions, reflecting continued investment to support strategic initiatives.

Total  assets  under  management  increased  5%  (GBP46bn)  to  GBP927bn  (2005:
GBP881bn) primarily due to net new inflows of GBP37bn. The positive market move impact of GBP98bn was largely offset by GBP89bn of adverse exchange rate movements. In US$ terms assets under management increased by US$301bn to US$1,814bn (2005: US$1,513bn), comprising US$68bn of net new assets, US$177bn of favourable market movements and US$56bn of positive exchange rate movements.



Barclays Wealth

                                                              2006       2005
                                                              GBPm        GBPm
Net interest income                                            366        329
Net fee and commission income                                  665        589
                                                            --------   --------
Net trading income                                               -          -
Net investment income                                            -          5
                                                            --------   --------
Principal transactions                                           -          5
Other income                                                     5         (1)
                                                            --------   --------
Total income                                                 1,036        922
Impairment charges                                              (2)        (2)
                                                            --------   --------
Net income                                                   1,034        920
                                                            --------   --------
Operating expenses excluding amortisation of intangible
assets                                                        (817)      (752)
Amortisation of intangible assets                               (4)        (2)
                                                            --------   --------
Operating expenses                                            (821)      (754)
                                                            --------   --------
Profit before tax                                              213        166
                                                            --------   --------

Cost:income ratio                                              79%        82%
Cost:net income ratio                                          79%        82%

Risk Tendency                                               GBP10m        GBP5m
Return on average economic capital                             48%        38%

Average net income generated per member of staff ('000)     GBP138       GBP128

Economic profit                                            GBP144m      GBP109m


                                                              2006       2005

Customer accounts                                        GBP25.2bn    GBP23.1bn
Loans and advances to customers                           GBP5.7bn     GBP4.7bn
Total assets                                              GBP7.3bn     GBP6.1bn
Risk weighted assets                                      GBP5.7bn     GBP4.1bn

Key Fact

Total client assets                                      GBP93.0bn    GBP78.3bn


Barclays Wealth profit before tax showed very strong growth of 28% (GBP47m) to GBP213m (2005: GBP166m). Performance was driven by broadly based income growth and favourable market conditions. This was partially offset by additional volume related costs and a significant increase in investment in people and infrastructure to support future growth.

Income increased 12% (GBP114m) to GBP1,036m (2005: GBP922m).

Net interest income increased 11% (GBP37m) to GBP366m (2005: GBP329m) reflecting growth in both customer deposits and customer lending. Average customer deposits grew 6% (GBP1.3bn) to GBP24.7bn (2005: GBP23.4bn). Average loans to customers grew 16% to GBP5.1bn (2005: GBP4.4bn), driven by increased lending to offshore and private banking clients. Asset and liability margins were higher relative to 2005.

Net fee and commission income increased 13% (GBP76m) to GBP665m (2005: GBP589m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to private banking and financial planning clients, and higher stockbroking volumes.

Operating expenses increased 9% (GBP67m) to GBP821m (2005: GBP754m) with greater volume related and investment costs more than offsetting efficiency gains. Investment costs included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 79% (2005:
82%).

Total client assets, comprising customer deposits and client investments, increased 19% (GBP14.7bn) to GBP93.0bn (2005: GBP78.3bn) reflecting good net new asset inflows and favourable market conditions. Multi-Manager assets increased 68% (GBP4.1bn) to GBP10.1bn (2005: GBP6.0bn); this growth included transfers of existing client assets.


Barclays Wealth-closed life assurance activities
                                                             2006         2005
                                                             GBPm          GBPm
Net interest income                                            (8)         (14)
Net fee and commission income                                  50           44
                                                           --------     --------
Net trading income                                              2            -
Net investment income                                         154          259
                                                           --------     --------
Principal transactions                                        156          259
Net premiums from insurance contracts                         210          195
Other income                                                   11           11
                                                           --------     --------
Total income                                                  419          495
Net claims and benefits on insurance contracts               (288)        (375)
                                                           --------     --------
Total income net of insurance claims                          131          120
Operating expenses                                           (109)        (127)
                                                           --------     --------
Profit/(loss) before tax                                       22           (7)
                                                           --------     --------

Cost:income ratio                                             83%         106%

Return on average economic capital                          (22)%         (3)%

Economic loss                                            (GBP18m)       (GBP7m)


                                                            2006         2005

Total assets                                            GBP7.6bn       GBP7.3bn


Barclays Wealth - closed life assurance activities profit before tax was GBP22m (2005: loss GBP7m). The improvement was mostly due to lower funding costs and reduced customer redress costs in 2006.

Profit before tax excluding customer redress costs was GBP89m (2005: GBP78m).

Income grew 9% (GBP11m) to GBP131m (2005: GBP120m) principally due to reduced funding costs.

Operating expenses decreased to GBP109m (2005: GBP127m). Costs relating to redress for customers decreased to GBP67m (2005: GBP85m) whilst other operating expenses remained steady at GBP42m (2005: GBP42m).



Head office functions and other operations
                                                              2006       2005
                                                              GBPm        GBPm
Net interest income                                             80        160
Net fee and commission income                                 (359)      (398)
                                                            --------   --------
Net trading income                                              40         85
Net investment income                                            2          8
                                                            --------   --------
Principal transactions                                          42         93
Net premiums from insurance contracts                          197        146
Other income                                                    39         24
                                                            --------   --------
Total income                                                    (1)        25
Impairment releases/(charges)                                   11         (1)
                                                            --------   --------
Net income                                                      10         24
                                                            --------   --------
Operating expenses excluding amortisation of intangible
assets                                                        (259)      (343)
Amortisation of intangible assets                              (10)        (4)
                                                            --------   --------
Operating expenses                                            (269)      (347)
                                                            --------   --------
Loss before tax                                               (259)      (323)
                                                            --------   --------

Risk Tendency                                               GBP10m       GBP25m

                                                              2006       2005

Total assets                                              GBP7.1bn     GBP9.3bn
Risk weighted assets                                      GBP1.9bn     GBP4.0bn



Head office functions and other operations loss before tax decreased GBP64m to GBP259m (2005: loss GBP323m).

Net interest income decreased GBP80m to GBP80m (2005: GBP160m) reflecting a reduction in net interest income in Treasury following the acquisition of Absa Group Limited. Treasury's net interest income also included the hedge ineffectiveness for the period, which together with other related Treasury adjustments amounted to a gain of GBP11m (2005: GBP18m) and the cost of hedging the foreign exchange risk on the Group's equity investment in Absa, which amounted to GBP71m (2005: GBP37m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm's length basis. Adjustments necessary to eliminate the inter-segment transactions are included in Head office functions and other operations.

The impact of such  inter-segment  adjustments  reduced GBP72m to GBP147m (2005:
GBP219m). These adjustments related to internal fees for structured capital market activities of GBP87m (2005: GBP67m) and fees paid to Barclays Capital for capital raising and risk management advice of GBP16m (2005: GBP39m), both of which reduce net fees and commission income. In addition the impact of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail Banking reduced to GBP44m (2005: GBP113m). This reduction was reflected in a decrease in net fee and commission income of GBP242m (2005:
GBP258m) and an increase in net premium income of GBP198m (2005: GBP145m).

Principal transactions decreased GBP51m to GBP42m (2005: GBP93m). 2005 included hedging related gains in Treasury of GBP80m. 2006 included GBP55m (2005: GBPnil) in respect of the economic hedge of the translation exposure arising from Absa foreign currency earnings.

The impairment charge improved GBP12m to a release of GBP11m (2005: GBP1m charge) as a number of workout situations were resolved.

Operating expenses decreased GBP78m to GBP269m (2005: GBP347m) primarily due to the expenses of the 2005 Head office relocation to Canary Wharf not recurring in 2006 (2005: GBP105m) and the gains of GBP26m (2005: GBPnil) from the sale and leaseback of property offset by increased costs, principally driven by major project expenditure including work related to implementing Basel II.


                                FINANCIAL REVIEW

Results by nature of income and expense

Net interest income
                                                           2006           2005
                                                           GBPm           GBPm
Cash and balances with central banks                         16              9
Financial investments                                     2,811          2,272
Loans and advances to banks                                 978            690
Loans and advances to customers                          16,290         12,944
Other                                                     1,710          1,317
                                                         --------       --------
Interest income                                          21,805         17,232
                                                         --------       --------

Deposits from banks                                      (2,819)        (2,056)
Customer accounts                                        (3,076)        (2,715)
Debt securities in issue                                 (5,282)        (3,268)
Subordinated liabilities                                   (777)          (605)
Other                                                      (708)          (513)
                                                         --------       --------
Interest expense                                        (12,662)        (9,157)
                                                         --------       --------
Net interest income                                       9,143          8,075
                                                         --------       --------

Group  net  interest  income  increased  13%  (GBP1,068m)  to  GBP9,143m  (2005:
GBP8,075m). The inclusion of Absa contributed net interest income of GBP1,138m (2005(1): GBP516m). Group net interest income excluding Absa grew 6%.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to GBP26m (2005: GBP145m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes GBP98m (2005: GBP76m) accrued on impaired loans.



(1) For 2005, this reflects the period from 27th July until 31st December 2005.


Business margins
                                                                     2006      2005
                                                                        %         %
UK Retail Banking assets                                             0.84      0.92
UK Retail Banking liabilities                                        2.01      1.99
UK Business Banking assets                                           1.92      1.87
UK Business Banking liabilities                                      1.46      1.46
Barclaycard assets                                                   6.47      6.59
                                                                   --------  --------
Barclaycard assets-cards                                             8.73      7.96
Barclaycard assets-loans                                             4.11      4.96
                                                                   --------  --------
International Retail and Commercial Banking-ex Absa assets(1)        1.28      1.36
International Retail and Commercial Banking-ex Absa liabilities(1)   2.04      2.02
International Retail and Commercial Banking-Absa assets(1),(2)       2.95      3.52
International Retail and Commercial Banking-Absa liabilities(1),(2)  2.29      2.39
Barclays Wealth assets                                               1.11      0.99
Barclays Wealth liabilities                                          1.11      1.04



Average balances

                                                                 2006      2005
                                                                 GBPm       GBPm
UK Retail Banking assets                                       65,486    66,165
UK Retail Banking liabilities                                  79,188    73,473
UK Business Banking assets                                     52,018    43,985
UK Business Banking liabilities                                44,839    40,545
Barclaycard assets                                             26,204    24,246
                                                               --------  --------
Barclaycard assets-cards                                       13,392    13,180
Barclaycard assets-loans                                       12,812    11,066
                                                               --------  --------
International Retail and Commercial Banking-ex Absa assets(1)  27,434    22,889
International Retail and Commercial Banking-ex Absa
liabilities(1)                                                 10,780     9,219
International Retail and Commercial Banking-Absa assets(1),(2) 24,388    20,225
International Retail and Commercial Banking-Absa
liabilities1,(2)                                               12,826    13,338
Barclays Wealth assets                                          5,140     4,395
Barclays Wealth liabilities                                    24,697    23,430


(1) International Retail and Commercial Banking business margins, average balances and business net interest income for 2005 have been restated on a consistent basis to reflect changes in methodology.

(2) For 2005, this reflects the period from 27th July until 31st December 2005, on an annualised basis.


Business net interest income
                                                                2006      2005
                                                                GBPm       GBPm
UK Retail Banking assets                                         552       609
UK Retail Banking liabilities                                  1,595     1,462
UK Business Banking assets                                       999       823
UK Business Banking liabilities                                  655       592
Barclaycard assets                                             1,696     1,598
                                                              --------  --------
Barclaycard assets-cards                                       1,169     1,049
Barclaycard assets-loans                                         527       549
                                                              --------  --------
International Retail and Commercial Banking-ex Absa assets(1)    352       311
International Retail and Commercial Banking-ex Absa
liabilities(1)                                                   220       186
International Retail and Commercial Banking-Absa assets(1),(2)   719       308
International Retail and Commercial Banking-Absa
liabilities(1),(2)                                               294       138
Barclays Wealth assets                                            57        43
Barclays Wealth liabilities                                      273       244
                                                              --------  --------
Business net interest income                                   7,412     6,314
                                                              --------  --------


Reconciliation of business interest income to Group net interest income

                                                         2006             2005
                                                         GBPm              GBPm
Business net interest income                            7,412            6,314
Other:
- Barclays Capital                                      1,158            1,065
- Barclays Global Investors                                10               15
- Other                                                   563              681
                                                       --------         --------
Group net interest income                               9,143            8,075
                                                       --------         --------

Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives. The benefit of capital attributed to these businesses is excluded from the calculation of business margins and business net interest income.

Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital excluded from the business margin calculation, Head office functions and other operations; net funding on non-customer assets and liabilities; and Barclays Wealth-closed life assurance activities.


(1) International Retail and Commercial Banking business margins, average balances and business net interest income for 2005 have been restated on a consistent basis to reflect changes in methodology.

(2) For 2005, this reflects the period from 27th July until 31st December 2005.



UK Retail Banking assets margin decreased 8 basis points to 0.84% (2005: 0.92%). The mortgage margin has been impacted by changed assumptions used in the calculation of effective interest rates, a higher proportion of new mortgages and base rate changes. This was partially offset by increased contributions from non-mortgage assets. UK Retail Banking liabilities margin was stable at 2.01% (2005: 1.99%).

UK Business Banking assets margin improved to 1.92% (2005: 1.87%). UK Business Banking liabilities margin was stable at 1.46% (2005: 1.46%).

Barclaycard margins in credit cards improved to 8.73% (2005: 7.96%) due to the impact of increased card rates and a reduced proportion of promotional rate balances in the UK. Margins in consumer lending fell to 4.11% (2005: 4.96%) due to a higher proportion of secured lending and continued competitive pressure.

International Retail and Commercial Banking-excluding Absa assets margin decreased 8 basis points to 1.28% (2005: 1.36%) partly reflecting a greater share of mortgage assets as a proportion of the total book in continental Europe.

International Retail and Commercial Banking-Absa assets margin decreased 57 basis points to 2.95% (2005(1): annualised 3.52%) reflecting a higher proportion of mortgage assets and competitive pressures in mortgages and asset finance. The liabilities margin decreased 10 basis points to 2.29% (2005(1): annualised 2.39%). The Absa Group Limited net interest margin remained stable compared to the year to 31st December 2005 as the asset margin decrease was offset by the benefit of higher returns on free funds and a higher proportion of preference share capital in the funding mix.

Barclays Wealth assets margin increased 12 basis points to 1.11% (2005: 0.99%) largely reflecting higher margins on new lending business and a small increase in mortgage margins. The liabilities margin increased 7 basis points to 1.11% (2005: 1.04%) principally due to a slight increase in currency deposit spreads.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.



Net fee and commission income
                                                         2006            2005
                                                         GBPm              GBPm
Fee and commission income                               8,005           6,430
Fee and commission expense                               (828)           (725)
                                                       --------        --------
Net fee and commission income                           7,177           5,705
                                                       --------        --------

Net fee and commission  income  increased 26%  (GBP1,472m)  to GBP7,177m  (2005:
GBP5,705m). The inclusion of Absa contributed net fee and commission income of GBP850m (2005(1): GBP334m). Group net fee and commission income excluding Absa grew 18%, reflecting growth across all businesses.

Fee and commission income rose 24% (GBP1,575m) to GBP8,005m (2005: GBP6,430m). The inclusion of Absa contributed fee and commission income of GBP896m (2005(1):
GBP386m). Excluding Absa, fee and commission income grew 18%, driven by a broadly based performance across the Group, particularly within Barclays Global Investors.

Fee and commission expense increased 14% (GBP103m) to GBP828m (2005: GBP725m), reflecting the growth in Barclaycard US. Absa contributed fee and commission expense of GBP46m (2005(1): GBP52m).

Total foreign exchange income was GBP850m (2005: GBP648m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by individual businesses is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within net trading income.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.


Principal transactions
                                                                   2006      2005
                                                                   GBPm      GBPm
Rates related business                                            2,848     1,732
Credit related business                                             766       589
                                                                 --------  --------
Net trading income                                                3,614     2,321
                                                                 --------  --------

Cumulative gain from disposal of available for sale assets          307       120
Dividend income                                                      15        22
Net income from financial instruments designated at fair value      447       389
Other investment income                                             193       327
                                                                 --------  --------
Net investment income                                               962       858
                                                                 --------  --------
Principal transactions                                            4,576     3,179
                                                                 --------  --------

Most of the Group's trading income is generated in Barclays Capital.

Net trading income increased 56% (GBP1,293m) to GBP3,614m (2005: GBP2,321m) due to excellent performances in Barclays Capital Rates and Credit businesses, in particular in commodities, fixed income, equities, credit derivatives and emerging markets. This was driven by higher volumes of client led activity and favourable market conditions. The inclusion of Absa contributed net trading income of GBP60m (2005(1): GBP9m). Group net trading income excluding Absa grew 54%.

Net investment income increased 12% (GBP104m) to GBP962m (2005: GBP858m). The inclusion of Absa contributed net investment income of GBP144m (2005(1):
GBP62m). Group net investment income excluding Absa increased 3%.

The  cumulative  gain from disposal of available for sale assets  increased 156%
(GBP187m)  to  GBP307m  (2005:  GBP120m)  driven  by  investment   realisations,
primarily in Private Equity.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed GBP205m (2005: GBP317m).


(1) For 2005, this reflects the period from 27th July until 31st December 2005.


Net premiums from insurance contracts

                                                            2006          2005
                                                            GBPm           GBPm
Gross premiums from insurance contracts                    1,108           909
Premiums ceded to reinsurers                                 (48)          (37)
                                                          --------      --------
Net premiums from insurance contracts                      1,060           872
                                                          --------      --------


Net premiums  from  insurance  contracts  increased  22%  (GBP188m) to GBP1,060m
(2005: GBP872m). The inclusion of Absa contributed net premiums from insurance contracts of GBP240m (2005(1): GBP98m). Group net premiums from insurance contracts excluding Absa increased 6% reflecting growth in UK consumer lending.


Other income
                                                               2006       2005
                                                               GBPm       GBPm
Increase in fair value of assets held in respect of linked
liabilities to customers under investment contracts           7,417      9,234
Increase in liabilities to customers under investment
contracts                                                    (7,417)    (9,234)
Property rentals                                                 55         54
Other                                                           159         93
                                                             --------   --------
Other income                                                    214        147
                                                             --------   --------

Certain asset management products offered to institutional clients by Barclays
Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.


Net claims and benefits paid on insurance contracts
                                                              2006        2005
                                                              GBPm         GBPm
Gross claims and benefits paid on insurance contracts          588         694
Reinsurers' share of claims paid                               (13)        (49)
                                                            --------    --------
Net claims and benefits paid on insurance contracts            575         645
                                                            --------    --------

Net claims and benefits paid on insurance contracts decreased 11% (GBP70m) to GBP575m (2005: GBP645m). The inclusion of Absa contributed net claims and benefits of GBP106m (2005(1): GBP44m). Net claims and benefits paid on insurance contracts excluding Absa decreased 22%, principally reflecting lower investment income and consequent claims and benefits in Barclays Wealth-closed life assurance activities.



(1) For 2005, this reflects the period from 27th July until 31st December 2005.


Impairment charges

                                                                2006      2005
Impairment charges on loans and advances                        GBPm       GBPm
-New and increased impairment allowances                       2,722     2,129
-Releases                                                       (389)     (333)
-Recoveries                                                     (259)     (222)
                                                              --------  --------
Impairment charges on loans and advances (see note 5)          2,074     1,574

Other credit provisions
Credits for the year in respect of provision for undrawn
contractually committed facilities and guarantees provided        (6)       (7)
                                                              --------  --------
Impairment charges on loans and advances and other credit
provisions                                                     2,068     1,567

Impairment charges on available for sale assets                   86         4
                                                              --------  --------
Total impairment charges                                       2,154     1,571
                                                              --------  --------

Total impairment charges increased 37% (GBP583m) to GBP2,154m (2005: GBP1,571m).

Impairment charges on loans and advances and other credit provisions

Impairment charges on loans and advances and other credit provisions increased 32% (GBP501m) to GBP2,068m (2005: GBP1,567m). Excluding Absa, the increase was 26% (GBP395m) and largely reflected the continued challenging credit environment in UK unsecured retail lending through 2006. The wholesale and corporate sectors remained stable with a low level of defaults.

The Group impairment charges on loans and advances and other credit provisions as a percentage of year-end total loans and advances of GBP316,561m (2005:
GBP303,451m) increased to 0.65% (2005: 0.52%).

Retail impairment charges on loans and advances and other credit provisions increased to GBP1,809m (2005: GBP1,254m), including GBP99m (2005(1): GBP10m) in respect of Absa. Retail impairment charges on loans and advances amounted to 1.30% (2005(2): 0.93%) as a percentage of year-end total loans and advances of GBP139,350m (2005(2): GBP134,420m), including balances in Absa of GBP20,090m (2005: GBP20,836m).

In the UK retail businesses, household cashflows remained under pressure leading to a deterioration in consumer credit quality. High debt levels and changing social attitudes to bankruptcy and debt default contributed to higher levels of insolvency and increased impairment charges. In UK cards and unsecured consumer lending, the flows of new delinquencies and the levels of arrears balances declined in the second half of 2006, reflecting more selective customer recruitment, limit management and improved collections.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. The weaker external environment led to increased credit delinquency in Local Business, where there were both higher balances on caution status and higher flows into delinquency, which both stabilised towards the year-end.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.

(2) Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year (see page 78).

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions decreased to GBP259m (2005: GBP313m), including GBP27m (2005(1): GBP10m) in respect of Absa. The fall was due mainly to recoveries in Barclays Capital as a result of the benign wholesale credit environment. This was partially offset by an increase in UK Business Banking, reflecting higher charges in Medium Business and growth in lending balances.

The wholesale and corporate impairment charge was 0.15% (2005(2): 0.19%) as a percentage of year-end total loans and advances to banks and to customers of GBP177,211m (2005(2): GBP169,031m), including balances in Absa of GBP9,299m (2005: GBP9,731m).

In Absa impairment charges increased to GBP126m (2005(1): GBP20m) reflecting a full year of business and normalisation of credit conditions in South Africa following a period of low interest rates.


Impairment on available for sale assets

The total impairment charges in Barclays Capital included losses of GBP83m (2005: GBPnil) on an available for sale portfolio where an intention to sell caused the losses to be viewed as other than temporary in nature. These losses in 2006 were primarily due to interest rate movements, rather than credit deterioration, with a corresponding gain arising on offsetting derivatives recognised in net trading income.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.

(2) Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year (see page 78).


Operating expenses
                                                            2006          2005
                                                            GBPm           GBPm
Staff costs (refer to page 54)                             8,169         6,318
Administrative expenses                                    3,980         3,443
Depreciation                                                 455           362
Impairment loss -property and equipment                       14             -
                -intangible assets                             7             9
Operating lease rentals                                      345           316
Gain on property disposals                                  (432)            -
Amortisation of intangible assets                            136            79
                                                          --------      --------
Operating expenses                                        12,674        10,527
                                                          --------      --------

Operating expenses increased 20% (GBP2,147m) to GBP12,674m (2005: GBP10,527m). The inclusion of Absa contributed operating expenses of GBP1,496m (2005(1):
GBP664m). Group operating expenses excluding Absa grew 13%, reflecting a higher level of business activity and an increase in performance related pay.

Administrative expenses increased 16% (GBP537m) to GBP3,980m (2005: GBP3,443m). The inclusion of Absa contributed administrative expenses of GBP579m (2005(1):
GBP257m). Group administrative expenses excluding Absa grew 7% principally as a result of higher business activity in UK Banking and Barclays Capital.

Operating lease rentals increased 9% (GBP29m) to GBP345m (2005: GBP316m). The inclusion of Absa contributed operating lease rentals of GBP73m (2005(1):
GBP27m), which more than offset the absence of double occupancy costs incurred in 2005, associated with the head office relocation to Canary Wharf.

Operating expenses were reduced by gains from the sale of property of GBP432m (2005: GBPnil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio.

Amortisation  of  intangible  assets  increased  72% (GBP57m) to GBP136m  (2005:
GBP79m) primarily reflecting the inclusion of Absa for the full year.

The Group cost:income ratio improved to 59% (2005: 61%). This reflected improved productivity. The Group cost:net income ratio was 65% (2005: 67%).



(1) For 2005 this reflects the period from 27th July until 31st December 2005.


Staff costs
                                                            2006          2005
                                                            GBPm           GBPm
Salaries and accrued incentive payments                    6,635         5,036
Social security costs                                        502           412
Pension costs
- defined contribution plans                                 128            76
- defined benefit plans                                      282           271
Other post retirement benefits                                30            27
Other                                                        592           496
                                                          --------      --------
Staff costs                                                8,169         6,318
                                                          --------      --------

Staff costs increased 29% (GBP1,851m) to GBP8,169m (2005: GBP6,318m). The inclusion of Absa contributed staff costs of GBP694m (2005(1): GBP296m). Group staff costs excluding Absa rose 24%.

Salaries and accrued incentive payments rose 32% (GBP1,599m) to GBP6,635m (2005:
GBP5,036m), principally due to increased performance related payments and the full year inclusion of Absa. The inclusion of Absa contributed salaries and incentive payments of GBP615m (2005(1): GBP276m). Group salaries and accrued incentive payments excluding Absa rose 26%.


(1) For 2005, this reflects the period from 27th July until 31st December 2005.


Staff numbers

Staff numbers:                                               2006         2005
UK Banking                                                 41,100       39,800
                                                           --------     --------
UK Retail Banking                                          33,000       32,000
UK Business Banking                                         8,100        7,800
                                                           --------     --------
Barclaycard                                                 8,600        7,800
International Retail and Commercial Banking                48,000       45,400
                                                           --------     --------
International Retail and Commercial Banking-ex Absa        14,100       12,700
International Retail and Commercial Banking-Absa           33,900       32,700
                                                           --------     --------
Barclays Capital                                           13,200        9,900
Barclays Global Investors                                   2,700        2,300
Barclays Wealth                                             7,800        7,200
Head office functions and other operations                  1,200          900
                                                           --------     --------
Total Group permanent and fixed term contract staff
worldwide                                                 122,600      113,300

Agency staff worldwide                                      9,100        7,000
                                                           --------     --------
Total including agency staff                              131,700      120,300
                                                           --------     --------

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 62,400 (31st December 2005: 59,100) in the UK and 60,200 (31st December 2005: 54,200) internationally.

UK Banking staff numbers increased 1,300 to 41,100 (31st December 2005: 39,800), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose 800 to 8,600 (31st December 2005: 7,800), reflecting growth of 400 in Barclaycard US and increases in operations and customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers 2,600 to 48,000 (31st December 2005: 45,400). International Retail and Commercial Banking-excluding Absa increased staff numbers by 1,400 to 14,100 (31st December 2005: 12,700), mainly due to growth in continental Europe and Africa. International Retail and Commercial Banking-Absa increased staff numbers by 1,200 to 33,900 (31st December 2005: 32,700), reflecting continued growth in the business.

Barclays Capital staff numbers increased 3,300 during 2006 to 13,200 (31st December 2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors increased staff numbers 400 to 2,700 (31st December 2005: 2,300) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays Wealth staff numbers rose 600 to 7,800 (31st December 2005: 7,200) to support the continued expansion of the business, including increased hiring of client facing staff.

Head office functions and other operations staff numbers grew 300 to 1,200 (31st December 2005: 900) primarily reflecting the centralisation of functional activity and the increased regulatory environment and audit demands as a result of the expansion of business areas.

Agency staff numbers rose 2,100 to 9,100 (31st December 2005: 7,000), largely due to an increase in temporary staff at Absa.



Share of post-tax results of associates and joint ventures

                                                                2006      2005
                                                                GBPm       GBPm
Profit from associates                                            53        53
Loss from joint ventures                                          (7)       (8)
                                                              --------  --------
Share of post-tax results of associates and joint ventures        46        45
                                                              --------  --------


The share of post-tax results of associates and joint ventures increased 2%
(GBP1m) to GBP46m (2005: GBP45m).

Of the GBP46m share of post-tax results of associates and joint ventures, FirstCaribbean International Bank contributed GBP41m (2005: GBP37m).

Profit on disposal of subsidiaries, associates and joint ventures

                                                              2006       2005
                                                              GBPm        GBPm
Profit on disposal of subsidiaries, associates and joint
ventures                                                       323          -
                                                            --------   --------

The profit on disposal of subsidiaries, associates and joint ventures includes GBP247m profit on disposal of FirstCaribbean International Bank and GBP76m from the sale of interests in vehicle leasing and vendor finance businesses.


Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2006 (2005: 30%). The effective rate of tax for 2006, based on profit before tax, was 27.2% (2005: 27.3%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, certain non-taxable gains and adjustments to prior year tax provisions. The effective tax rate for 2006 is consistent with the prior period. The tax charge for the year includes GBP1,234m (2005: GBP961m) arising in the UK and GBP707m (2005: GBP478m) arising overseas.

The profit on disposal of subsidiaries, associates and joint ventures of GBP323m was substantially offset by losses or exemptions. The effective tax rate on profit before business disposals was 28.5%.


Profit attributable to minority interests
                                                             2006         2005
                                                             GBPm          GBPm
Absa Group Limited                                            262          116
Preference shares                                             175          113
Reserve capital instruments                                    92           93
Upper tier 2 instruments                                       15           11
Barclays Global Investors minority interests                   47           41
Other minority interests                                       33           20
                                                           --------     --------
Profit attributable to minority interests                     624          394
                                                           --------     --------



Profit  attributable to minority  interests  increased GBP230m to GBP624m (2005:
GBP394m) largely reflecting the full year inclusion of Absa.


Earnings per share

                                                              2006        2005
Profit attributable to equity holders of the parent       GBP4,571m    GBP3,447m
Dilutive impact of convertible options                      (GBP30m)    (GBP38m)
                                                            --------    --------
Profit attributable to equity holders of the parent
including dilutive impact of convertible options          GBP4,541m    GBP3,409m

Basic weighted average number of shares in issue             6,357m      6,337m
Number of potential ordinary shares(1)                         150m        149m
                                                            --------    --------
Diluted weighted average number of shares                    6,507m      6,486m
                                                            --------    --------

Basic earnings per ordinary share                             71.9p       54.4p

Diluted earnings per ordinary share                           69.8p       52.6p


The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 150 million (2005: 149 million).


(1) Potential ordinary shares reflect the dilutive impact of share options outstanding.


Dividends on ordinary shares

The Board has decided to pay, on 27th April 2007, a final dividend for the year ended 31st December 2006 of 20.5p per ordinary share for shares registered in the books of the Company at the close of business on 9th March 2007. The interim dividend of 10.5p per ordinary share for the year ended 31st December 2006 was paid on 2nd October 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 UK tax year in mid-October 2007.

The amount payable for the 2006 final dividend is GBP1,307m (2005: GBP1,105m). This amount excludes GBP33m payable on own shares held by employee benefit trusts (2005: GBP25m).

For qualifying US and Canadian resident ADR holders, the final dividend of 20.5p per ordinary share becomes 82.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 27th April 2007 to ADR holders on the record on 9th March 2007.

For qualifying Japanese shareholders, the final dividend of 20.5p per ordinary share will be distributed in mid-May to shareholders on the record on 9th March 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 4th April 2007 for it to be effective in time for the payment of the final dividend on 27th April 2007. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.


Analysis of amounts included in the balance sheet

Capital resources
                                                              2006        2005
                                                              GBPm        GBPm
Shareholders' equity excluding minority interests           19,799      17,426
                                                            --------    --------
Preference shares                                            3,414       2,977
Reserve capital instruments                                  1,906       1,868
Upper tier 2 instruments                                       586         581
Absa minority interests                                      1,451       1,351
Other minority interests                                       234         227
                                                            --------    --------
Minority interests                                           7,591       7,004
                                                            --------    --------
Total shareholders' equity                                  27,390      24,430
Subordinated liabilities                                    13,786      12,463
                                                            --------    --------
Total capital resources                                     41,176      36,893
                                                            --------    --------

The authorised share capital of Barclays PLC was GBP2,500m (2005: GBP2,500m) comprising 9,996 million (2005: 9,996 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of GBP1 each. Called up share capital comprises 6,535 million (2005: 6,490 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of GBP1 each.

Total capital resources increased GBP4,283m to GBP41,176m since 31st December 2005.

Shareholders' equity, excluding minority interests, increased GBP2,373m since 31st December 2005. The increase reflected profits attributable to equity holders of the parent of GBP4,571m, increases in share capital and share premium of GBP179m and other increases in retained reserves of GBP412m. Offsetting these movements were dividends paid of GBP1,771m, decreases in the available for sale and cash flow hedging reserves of GBP93m and GBP300m respectively, a GBP594m decrease in the currency translation reserve and a GBP31m decrease due to changes in treasury and Employee Share Ownership Plan shares.

Subordinated liabilities increased GBP1,323m since 31st December 2005. The increase reflects capital raisings of GBP2,493m and interest charges of GBP11m; offset by exchange rate movements of GBP575m, redemptions of GBP366m, fair value adjustments of GBP214m and amortisation of issue expenses of GBP26m.

Minority interests increased GBP587m since 31st December 2005. The increase primarily reflected the issue by Barclays Bank PLC, during April 2006, of 30,000,000 preference shares of US$25 each (US$750m; GBP419m) with a 6.625% dividend. In addition, during April 2006, Absa issued 3,000,000 preference shares of R1,000 per share (GBP218m).



Capital ratios

Risk weighted assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprised:

Risk weighted assets:                                        2006        2005
Banking book                                                 GBPm          GBPm
On-balance sheet                                          197,979     180,808
Off-balance sheet                                          33,821      31,351
Associated undertakings and joint ventures                  2,072       3,914
                                                           --------    --------
Total banking book                                        233,872     216,073
                                                           --------    --------

Trading book
Market risks                                               30,291      23,216
Counterparty and settlement risks                          33,670      29,859
                                                           --------    --------
Total trading book                                         63,961      53,075
                                                           --------    --------
Total risk weighted assets                                297,833     269,148
                                                           --------    --------

Capital resources:
Tier 1
Called up share capital                                     1,634       1,623
Eligible reserves                                          19,608      16,837
Minority interests(1)                                       7,899       6,634
Tier one notes(2)                                             909         981
Less: intangible assets                                    (7,045)     (7,180)
                                                           --------    --------
Total qualifying tier 1 capital                            23,005      18,895
                                                           --------    --------

Tier 2
Revaluation reserves                                           25          25
Available for sale-equity gains                               221         223
Collectively assessed impairment allowances                 2,556       2,306
Minority Interests                                            451         515
Qualifying subordinated liabilities(3)
Undated loan capital                                        3,180       3,212
Dated loan capital                                          7,603       7,069
                                                           --------    --------
Total qualifying tier 2 capital                            14,036      13,350
                                                           --------    --------

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes        (982)       (782)
Other deductions                                           (1,348)       (961)
                                                           --------    --------
                                                           (2,330)     (1,743)
                                                           --------    --------
Total net capital resources                                34,711      30,502
                                                           --------    --------

Tier 1 ratio                                                  7.7%        7.0%
Risk asset ratio                                             11.7%       11.3%


(1) Included reserve capital instruments of GBP2,765m (31st December 2005:
GBP1,735m). Minority interests included issues of GBP500m and US$1,350m, reserve capital instruments which are eligible for inclusion in tier 1 capital made during 2006. These issues are classified within subordinated liabilities on the balance sheet.

(2) Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

(3) Subordinated liabilities included in tier 2 Capital are subject to limits laid down in the supervisory requirements.


At 31st December 2006, the tier 1 Capital ratio was 7.7% and the Risk asset ratio was 11.7%. From 31st December 2005, total net capital resources rose GBP4.2bn and risk weighted assets increased GBP28.7bn.

Tier 1 capital rose GBP4.1bn, including GBP2.8bn arising from profits attributable to equity shareholders net of dividends paid. Minority interests within tier 1 capital increased GBP1.3bn primarily due to the issuance of GBP1.2bn of Reserve Capital Instruments and GBP0.7bn of preference shares partially offset by a decrease in regulatory associates of GBP0.4bn driven by the sale of FirstCaribbean and exchange rate movements of GBP0.5bn. Tier 2 capital increased GBP0.7bn mainly as a result of the issuance of GBP1.5bn of loan capital partially offset by exchange rate movements of GBP0.6bn and redemptions of GBP0.4bn.

The weakening of the Rand against Sterling had a positive impact on capital ratios in 2006.


Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

                                                                2006      2005
                                                                GBPm      GBPm
Shareholders' equity excluding minority interests             19,799    17,426

Available for sale reserve                                      (132)     (225)
Cash flow hedging reserve                                        230       (70)
Retained earnings
Defined benefit pension scheme                                 1,165     1,215
Additional companies in regulatory consolidation
and non-consolidated companies                                  (498)     (145)
Foreign exchange on RCIs and upper tier 2 loan stock             504       289
Other adjustments                                                174       (30)
                                                              --------  --------
Called up share capital and eligible reserves for regulatory
purposes                                                      21,242    18,460
                                                              --------  --------


Total assets and risk weighted assets

Total assets increased 8% to GBP996.8bn (2005: GBP924.4bn). Risk weighted assets increased 11% to GBP297.8bn (31st December 2005: GBP269.1bn). Loans and advances to customers that have been securitised increased GBP5.8bn to GBP24.4bn (31st December 2005: GBP18.6bn). The increase in risk weighted assets since 2005 reflected a rise of GBP18.1bn in the banking book and a rise of GBP10.9bn in the trading book.

UK Retail Banking total assets increased 5% to GBP74.0bn (31st December 2005:
GBP70.4bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased 6% to GBP34.9bn (31st December 2005: GBP32.8bn) also primarily reflecting the growth in mortgage balances.

UK Business Banking total assets increased 10% to GBP65.9bn (31st December 2005:
GBP59.9bn) reflecting good growth across short, medium and long term lending products. Risk weighted assets increased 6% to GBP50.0bn (31st December 2005:
GBP47.1bn), reflecting asset growth and increased regulatory netting.

Barclaycard  total  assets  increased  7%  to  GBP27.6bn  (31st  December  2005:
GBP25.8bn) driven by growth in lending balances in the international businesses and FirstPlus. Risk weighted assets increased 16% to GBP25.2bn (31st December 2005: GBP21.8bn), primarily reflecting the increase in total assets and lower securitised balances.

International Retail and Commercial Banking-excluding Absa total assets increased 13% to GBP38.5bn (31st December 2005: GBP34.2bn) mainly reflecting increases in mortgage and other lending. Risk weighted assets remained flat at GBP20.3bn (31st December 2005: GBP20.4bn), with balance sheet growth offset by the sale of FirstCaribbean International Bank.

International Retail and Commercial Banking-Absa total assets increased 3% to GBP30.4bn (31st December 2005: GBP29.4bn). Risk weighted assets remained flat at GBP20.7bn (31st December 2005: GBP20.8bn). This reflected very strong growth in Rand terms offset by a 21% decline in the value of the Rand. In Rand terms assets grew 31% to R417bn (31st December 2005: R319bn) and risk weighted assets grew 25% to R284bn (31st December 2005: R227bn) due to strong growth in mortgage lending along with growth in corporate lending.

Barclays  Capital total assets  increased 9% to GBP657.9bn  (31st December 2005:
GBP601.2bn). This reflected continued expansion of the business with growth in reverse repurchase agreements, debt securities and traded equity securities. Risk weighted assets increased 18% to GBP137.6bn (31st December 2005:
GBP116.7bn) in line with risk, driven by the growth in equity derivatives, credit derivatives and fixed income.

Barclays Global Investors total assets remained flat at GBP80.5bn (31st December 2005: GBP80.9bn). The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets decreased 7% to GBP1.4bn (31st December 2005:
GBP1.5bn).

Barclays  Wealth total assets  increased 20% to GBP7.3bn  (31st  December  2005:
GBP6.1bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 39% to GBP5.7bn (31st December 2005: GBP4.1bn) above the rate of balance sheet growth driven by changes in the mix of lending and growth in guarantees.

Head office functions and other operations total assets decreased 24% to GBP7.1bn (31st December 2005: GBP9.3bn). Risk weighted assets decreased 53% to GBP1.9bn (31st December 2005: GBP4.0bn).


Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).


Economic capital demand(1)                                    2006        2005
                                                              GBPm         GBPm
UK Banking                                                   5,100       4,950
                                                            --------    --------
UK Retail Banking                                            2,400       2,350
UK Business Banking                                          2,700       2,600
                                                            --------    --------
Barclaycard                                                  2,850       2,800
International Retail and Commercial Banking                  1,950       1,450
                                                            --------    --------
International Retail and Commercial Banking-ex Absa          1,200       1,150
International Retail and Commercial Banking-Absa(2)            750         300
                                                            --------    --------
Barclays Capital                                             3,750       2,900
Barclays Global Investors                                      150         150
Barclays Wealth                                                350         400
Barclays Wealth-closed life assurance activities                50          50
Head office functions and other operations(3)                  300         300
                                                            --------    --------
Business unit economic capital                              14,500      13,000
Capital held at Group centre(4)                              1,450       1,050
                                                            --------    --------
Economic capital requirement (excluding goodwill)           15,950      14,050
Average historic goodwill and intangible assets(5)           7,750       6,450
                                                            --------    --------
Total economic capital requirement(6)                       23,700      20,500
                                                            --------    --------

UK Retail Banking economic capital allocation increased GBP50m to GBP2,400m (2005: GBP2,350m), reflecting exposure growth in the portfolio. UK Business Banking economic capital allocation increased GBP100m to GBP2,700m (2005:
GBP2,600m) as a consequence of asset growth offset by changes to estimates of risk correlation.

Barclaycard economic capital allocation increased GBP50m to GBP2,850m (2005:
GBP2,800m). Exposure growth, primarily in the international cards and secured loans portfolio, was partially offset by risk transfer activity, the decline in UK Card balances and the transition to reflect default probability methodology which is based on average credit conditions rather than those prevailing at the balance sheet date.

International Retail and Commercial Banking excluding Absa economic capital allocation increased GBP50m to GBP1,200m (2005: GBP1,150m). This was due to lending growth primarily in Africa and Iberia. International Retail and Commercial Banking-Absa economic capital allocation (excluding the risk borne by the minority interest) increased GBP450m to GBP750m (2005: GBP300m), reflecting loan growth and the inclusion of Absa(2) for a full year.

Barclays  Capital  economic  capital   increased  GBP850m  to  GBP3,750m  (2005:
GBP2,900m) due to growth in equity investments, market, business and operational risk and changes in the sector mix of the corporate lending portfolio. The growth also reflects holding the Absa Capital portfolio for the full year.

Barclays Wealth economic capital allocation decreased GBP50m to GBP350m (2005:
GBP400m) due to changes to estimates of risk correlation on average economic capital.

Capital  held  at  the  Group  centre  increased  GBP400m  to  GBP1,450m  (2005:
GBP1,050m). Demand for economic capital in the businesses was more than offset by growth in the funds available to support economic capital (see Economic capital supply on page 65).

(1) Calculated using a five point average over the year and rounded to the nearest GBP50m for presentation purposes.

(2)  For 2005 average economic capital demand for Absa related to 5 months.

(3)  Includes Transition Businesses and capital for central functional risks.

(4) The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

(5) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of the second-half of 2005. As at 31st December 2006 Absa goodwill and intangibles amounted to GBP1,500m (31st December 2005: GBP1,800m) and total goodwill and intangibles was GBP7,900m (31st December 2005: GBP7,900m).

(6) Total economic capital requirement as at 31st December 2006 stood at GBP25,150m (31st December 2005: GBP21,850m).


Economic capital supply

The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRS and are modified in calculating available funds for economic capital. This applies specifically to:

   - Cash flow hedging reserve-to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity when calculating economic capital.

   - Available for sale reserve-unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses are excluded from shareholders' equity for the purposes of calculating economic capital. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

   - Retirement benefits liability-the Group has recorded a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of calculating economic capital, the Group does not deduct the pension deficit from shareholders' equity.


The average supply of capital to support the economic capital framework is set out below(1):

                                                              2006       2005
                                                              GBPm        GBPm
Shareholders' equity excluding minority interests less
goodwill(2)                                                 11,400     10,850
Retirement benefits liability                                1,300      1,350
Cash flow hedging reserve                                      100       (250)
Available for sale reserve                                     (50)      (250)
Preference shares                                            3,200      2,350
                                                            --------   --------
Available funds for economic capital excluding goodwill     15,950     14,050
Average historic goodwill and intangible assets(2)           7,750      6,450
                                                            --------   --------
Available funds for economic capital(3)                     23,700     20,500
                                                            --------   --------

(1) Averages for the period will not correspond to period-end balances disclosed
in  the  balance   sheet.   Numbers  are  rounded  to  the  nearest  GBP50m  for
presentational purposes only.

(2) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

(3) Available funds for economic capital as at 31st December 2006 stood at GBP25,150m (31st December 2005: GBP21,850m).



Economic profit

Economic profit comprises:

   - Profit after tax and minority interests; less
   - Capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%(1). The costs of servicing preference shares are included in minority interests.

The economic profit performance in 2006 and 2005 is shown below:

                                                               2006       2005
                                                               GBPm        GBPm
Profit after tax and minority interests                       4,571      3,447
Addback of amortisation charged on acquired intangible
assets(2)                                                        83         29
                                                             --------   --------
Profit for economic profit purposes                           4,654      3,476
                                                             --------   --------
Average shareholders' equity excluding minority
interests(3),(4)                                             11,400     10,850
Adjust for unrealised loss/(gains) on cash flow hedge
reserve(4)                                                      100       (250)
Adjust for unrealised gains on available for sale
financial instruments(4)                                        (50)      (250)

Add: retirements benefits liability                           1,300      1,350

Goodwill and intangible assets arising on acquisitions(4),(5) 7,750      6,450
                                                             --------   --------
Average shareholders' equity for economic profit
purposes(3),(4)                                              20,500     18,150
                                                             --------   --------

Capital charge at 9.5%                                       (1,950)    (1,724)
                                                             --------   --------
Economic profit                                               2,704      1,752
                                                             --------   --------


(1) The Board has determined the Group's cost of capital is to be unchanged for 2007 at 9.5%.

(2) Amortisation charged for purchased intangibles, adjusted for tax and minority interests.

(3) Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill and intangible assets arising on acquisition, but excludes preference shares.

(4) Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentation purposes only.

(5) Absa goodwill is included for 5 months of 2005. As at 31st December 2006 Absa goodwill and intangibles amounted to GBP1,500m (31st December 2005:
GBP1,800m).


Economic profit generated by business                         2006       2005
                                                              GBPm        GBPm
UK Banking                                                   1,431      1,130
                                                            --------   --------
UK Retail Banking                                              693        586
UK Business Banking                                            738        544
                                                            --------   --------
Barclaycard                                                      -        183
International Retail and Commercial Banking                    530        205
                                                            --------   --------
International Retail and Commercial Banking-ex Absa            346        115
International Retail and Commercial Banking-Absa(1)            184         90
                                                            --------   --------
Barclays Capital                                             1,181        706
Barclays Global Investors                                      376        299
Barclays Wealth                                                144        109
Barclays Wealth-closed life assurance activities               (18)        (7)
Head office functions and other operations                    (315)      (340)
                                                            --------   --------
                                                             3,329      2,285
Historic goodwill and intangibles arising on acquisition      (739)      (615)
Variance to average shareholders' funds
(excluding minority interest)                                  114         82
                                                            --------   --------
Economic profit                                              2,704      1,752
                                                            --------   --------

Economic  profit for the Group  increased  54%  (GBP952m)  to  GBP2,704m  (2005:
GBP1,752m). The rise in economic profit was greater than the increase in both profit before tax and earnings per share. This was due to the more efficient use of capital across the Group and the gains from business disposals partially offset by the increased share of minority interests.

UK Retail  Banking  economic  profit  increased 18% (GBP107m) to GBP693m  (2005:
GBP586m) due to a 17% increase in profit before tax which was partly offset by a 2% increase in the economic capital charge reflecting exposure growth in the portfolio. UK Business Banking economic profit increased 36% (GBP194m) to GBP738m (2005: GBP544m) due to an 18% increase in profit before tax which was partly offset by a 3% increase in the economic capital charge arising from the impact of asset growth offset by changes to estimates of risk correlation and profits on business disposals not carrying a tax charge.

Barclaycard economic profit decreased GBP183m to GBPnil (2005: GBP183m), due to a 40% decrease in profit before tax and a 2% increase in the economic capital charge. The economic capital charge increase arose primarily through growth in the international cards and the secured loans portfolio which was offset by risk transfer activity, the decline in UK card balances and the transition to reflect default probability methodology, which is based on average credit conditions rather than those prevailing at the balance sheet date.

International Retail and Commercial Banking - excluding Absa economic profit increased 201% (GBP231m) to GBP346m (2005: GBP115m), due to a 71% increase in profit before tax, including profit on business disposals of GBP247m substantially covered by tax losses offset by an increase in the economic capital charge of 3%. The increase in economic capital charge reflects the impact of portfolio growth in Africa and Iberia. International Retail and Commercial Banking - Absa economic profit increased 104% (GBP94m) reflecting a full year of ownership.

Barclays  Capital  economic profit  increased 67% (GBP475m) to GBP1,181m  (2005:
GBP706m), due to a 55% increase in profit before tax offset by a 32% increase in the economic capital charge. The increased economic capital charge is due to growth in equity investments, market, business and operational risk and changes in the sector mix of the corporate lending portfolio. The growth also reflects holding the Absa Capital portfolio for a full year.

Barclays  Wealth  economic  profit  increased  32%  (GBP35m)  to GBP144m  (2005:
GBP109m), due to a 28% increase in profit before tax and a decrease in the economic capital charge of 4%, reflecting the benefit of changes to estimates of risk correlation methodology on average economic capital.



Group performance management

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a new set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group(1) of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

For the three years from 31st December 2003 to 31st December 2006, Barclays delivered a spot TSR of 66% and was positioned 6th within its peer group, which is second quartile. The TSR of the FTSE 100 Index for this period was 54%.

At the time of setting the TSR goal,  we estimated  that  achieving top quartile
TSR would require the achievement of compound annual growth in economic profit(2) in the range of 10% to 13% per annum (GBP6.5bn to GBP7.0bn of cumulative economic profit)(3) over the 2004 to 2007 goal period.

Economic profit for 2006 was GBP2.7bn, which, added to the GBP3.3bn generated in 2004 and 2005, delivered a cumulative total of GBP6.0bn for the goal period to date. This equates to compound annual growth in economic profit of 28% per annum for the goal period to date.


(1) Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. The peer group for 2007 remains unchanged.

(2) Economic profit is defined on page 66.

(3) Restated for IFRS.



Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of loss levels within a 12 month period based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

                                                              2006        2005
                                                              GBPm         GBPm
UK Banking                                                     515         430
                                                            --------    --------
UK Retail Banking                                              225         180
UK Business Banking                                            290         250
                                                            --------    --------
Barclaycard                                                  1,410       1,100
International Retail and Commercial Banking                    220         175
                                                            --------    --------
International Retail and Commercial Banking-ex Absa             75          75
International Retail and Commercial Banking-Absa               145         100
                                                            --------    --------
Barclays Capital                                                95         110
Barclays Wealth                                                 10           5
Transition Businesses(1)                                        10          25
                                                            --------    --------
                                                             2,260       1,845
                                                            --------    --------

Risk Tendency increased GBP415m to GBP2,260m (2005: GBP1,845m).

UK Retail Banking Risk Tendency increased GBP45m to GBP225m (2005: GBP180m) reflecting a methodology enhancement to better reflect expected loss rates in the local business portfolio.

The increase in Barclaycard Risk Tendency was GBP310m, the total rising to GBP1,410m (2005: GBP1,100m). This reflected the deterioration in credit conditions in the UK credit card and unsecured loan market as well as loan balance growth.

International Retail and Commercial Banking-Absa Risk Tendency increased GBP45m, reflecting balance sheet growth, a normalisation of credit conditions in South Africa and an asset transfer from Absa Capital.

Risk Tendency in Barclays Capital fell GBP15m mainly as a result of assets which were transferred to International Retail and Commercial Banking - Absa from Absa Capital.


(1) Included within Head office functions and other operations.



                             ADDITIONAL INFORMATION

Group reporting changes in 2006

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on the 2005 results.

Barclays realigned a number of reportable business segments based on the reorganisation of certain portfolios better to reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group's policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The restatements had no impact on the Group Income Statement or Balance Sheet.


Group structure changes-effective 1st January 2006

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking.

UK Business Banking comprises Larger Business and Medium Business including Asset and Sales Finance. A number of financial institution, large corporate and property clients previously within UK Business Banking are now managed by and reported in Barclays Capital. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking. Certain portfolios have been reclassified as businesses in transition and are now managed and reported in Head office functions and other operations.

International Retail and Commercial Banking-Absa. The majority of Absa Corporate and Merchant Banking has been relaunched as Absa Capital and is being managed and reported in Barclays Capital.

Barclays Capital has added a number of financial institutions, large corporates and property company clients previously managed within UK Business Banking and Absa Capital from International Retail and Commercial Banking-Absa.

Head office functions and other operations. Certain lending portfolios previously managed within UK Business Banking have been reclassified as businesses in transition. These businesses are now centrally managed with the objective of maximising the recovery from these assets.

The structure remains unchanged for: Barclays Global Investors; Barclays Wealth; Barclays Wealth-closed life assurance activities; Barclaycard and International Retail and Commercial Banking excluding-Absa.


Changes to internal cost of funding-effective 1st January 2006

All transactions between the businesses are conducted on an arms-length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised Treasury function which manages the Group's capital base, generating a net interest income. Previously the net interest income was allocated to the businesses based on the level of economic capital held by each business as a proportion of that held by the Group, which ensured a nil net interest income result in Treasury. The allocation is now determined by applying Treasury's effective rate of return on capital to the average economic capital held by each business.


Changes to risk weighted assets by business-effective 1st January 2006

Under the Group's securitisation programme, certain portfolios of loans and advances to customers and other assets subject to securitisation or similar risk transfer are adjusted in calculating the Group's risk weighted assets. With effect from 1st January 2006 the costs associated with each securitisation, which were previously held centrally, have been allocated to the relevant businesses. The regulatory capital adjustments arising from the securitisation programme are attributed to the business which bears the costs.


Basis of Preparation

There have been no significant changes to the accounting policies described in the 2005 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2005.


Future accounting developments

IFRS 7 ('Financial Instruments Disclosures') and an amendment to IAS 1 ('Presentation of Financial Statements') on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

The following International Financial Reporting Interpretations Committee (IFRIC) interpretations issued during 2005 and 2006 which first apply to accounting periods beginning on or after 1st January 2007 are not expected to result in any changes to the Group's accounting policies:


   - Interpretation 7-Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
   - Interpretation 8-Scope of IFRS 2
   - Interpretation 9-Reassessment of Embedded Derivatives
   - Interpretation 10-Interim Financial Reporting and Impairment

Consideration will be given during 2007 to the implications, if any, of the following IFRIC interpretations issued during 2006 which would first apply to the Group accounting period beginning on 1st January 2008:

   - IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

   - IFRIC 12 Service Concession Arrangements

IFRS 8 ('Operating Segments') was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The Group is considering the advantages that permitted early adoption in 2007 may make to the transparency of the segmental disclosures.


Share capital

The Group manages its debt and equity capital actively. The Group's authority to buy back ordinary shares (up to 968.6million ordinary shares) was renewed at the 2006 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2007 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.


Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.


Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.


Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group's control but could have an impact on the Group's businesses and earnings.

In the EU as a whole, there was an inquiry into retail banking in all of the then 25 Member States by the European Commission's Directorate General for Competition. The inquiry looked at retail banking in Europe generally and the Group has fully co-operated with the inquiry. On 31st January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry on 7th February 2007. This inquiry could last for up to two years. Also in October 2006, the Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to Small and Medium Enterprises (SMEs). The Group is cooperating fully with that review.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector. On 9th February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards on 5th April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards.

On 7th September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The OFT expects this work to take up to six months, at which stage the OFT will consider whether a further detailed investigation into unauthorised overdraft fees is needed.

On 26th January 2007 the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.


Acquisitions

On 1st November 2006, Barclays Bank PLC acquired the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation.


Disposals

On 1st January 2006, Barclays completed the sale of the Barclays South African branch business to Absa Group Limited. This consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African branch of International Retail and Commercial Banking-excluding Absa, together with the associated assets and liabilities.

On 25th July 2006, Barclays Asset & Sales Finance (BA&SF) disposed of its interest in its vehicle leasing business, Appleyard Finance Holdings Limited.

On 22nd December 2006 Barclays disposed of its interest in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce.

On 31st December 2006, BA&SF disposed of its European Vendor Finance business, including Barclays Industrie Bank GmbH and Barclays Technology Finance Ltd, to CIT Group.


Recent developments

On 20th December 2006, Barclays announced that agreement in principle had been reached for Barclays to acquire 100% of the share capital of Nile Bank in Uganda. Barclays expects the transaction to complete during the first quarter of 2007, subject to finalisation of confirmatory due diligence and documentation and to receipt of regulatory approval.

On 19th January 2007, Barclays announced that it had entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation. Completion is expected in the first half of 2007, subject to the receipt of the required licences and applicable regulatory approval.

On 8th February 2007, Barclays completed the acquisition of Indexchange Investment AG, Germany's leading provider of exchange traded funds, from Bayerische Hypo-und Vereinsbank. The transaction was announced in November 2006.



                                     NOTES

1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

                                                              2006        2005
                                                              GBPm         GBPm
Non-trading financial instruments fair valued
through profit and loss held in respect of linked
liabilities                                                 82,798      83,193
Cash and bank balances within the funds                      1,839       2,008
                                                            --------    --------
Assets held in respect of linked liabilities to
customers under investment contracts                        84,637      85,201

                                                            --------    --------

Liabilities to customers under investment contracts        (84,637)    (85,201)
                                                            --------    --------


2.  Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

                                            Contract          2006
                                            notional         Fair value
                                              amount    Assets     Liabilities
Derivatives designated as held for              GBPm      GBPm             GBPm
trading
Foreign exchange derivatives               1,500,774    22,026         (21,745)
Interest rate derivatives                 17,666,353    76,010         (75,854)
Credit derivatives                         1,224,548     9,275          (8,894)
Equity and stock index and commodity
derivatives                                  495,080    29,962         (33,253)
                                              --------  --------        --------
Total derivative assets/(liabilities)
held for trading                          20,886,755   137,273        (139,746)
                                              --------  --------        --------


Derivatives designated in hedge accounting
relationships
Derivatives designated as cash flow hedges    63,895       132            (401)
Derivatives designated as fair value hedges   19,489       298            (441)
Derivatives designated as hedges of net
investments                                   12,050       650            (109)
                                              --------  --------        --------
Total derivative assets/(liabilities)
designated in hedge accounting relationships  95,434     1,080            (951)
                                              --------  --------        --------
Total recognised derivative
assets/(liabilities)                      20,982,189   138,353        (140,697)
                                              --------  --------        --------


                                     Contract              2005
                                     notional            Fair value
                                       amount    Assets            Liabilities
Derivatives designated as held           GBPm      GBPm                   GBPm
for trading
Foreign exchange derivatives        1,184,074    18,485                (17,268)
Interest rate derivatives          15,374,057    81,028                (79,701)

Credit derivatives                    609,381     4,172                 (4,806)
Equity and stock index and
commodity derivatives                 637,452    32,481                (35,128)
                                       --------  --------               --------
Total derivative assets/(liabilities)
held for trading                   17,804,964   136,166               (136,903)
                                       --------  --------               --------

Derivatives designated in hedge
accounting relationships

Derivatives designated as cash
flow hedges                            40,080       232                   (483)

Derivatives designated as fair
value hedges                           33,479       423                   (331)
Derivatives designated as hedges
of net investments                      5,919         2                   (254)
                                       --------  --------               --------

Total derivative assets/(liabilities)
designated in hedge accounting
relationships                          79,478       657                 (1,068)
                                       --------  --------               --------

Total recognised derivative
assets/(liabilities)               17,884,442   136,823               (137,971)
                                       --------  --------               --------


Total derivative notionals have grown over the year primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Credit derivative values have also increased significantly, largely due to growth in the market for these products.



3.  Loans and advances to banks

                                                          2006           2005
By geographical area                                      GBPm            GBPm
United Kingdom                                           6,229          4,624
Other European Union                                     8,513          5,423
United States                                            9,056         13,267
Africa                                                   2,219            880
Rest of the World                                        4,913          6,915
                                                        --------       --------
                                                        30,930         31,109
Less: Allowance for impairment                              (4)            (4)
                                                        --------       --------
Total loans and advances to banks                       30,926         31,105
                                                        --------       --------


4.  Loans and advances to customers
                                                            2006         2005(2)
                                                            GBPm           GBPm
Retail business                                          139,350       134,420
Wholesale and corporate business                         146,281       137,922
                                                          --------      --------
                                                         285,631       272,342
Less: Allowances for impairment                           (3,331)       (3,446)
                                                          --------      --------
Total loans and advances to customers                    282,300       268,896
                                                          --------      --------

By geographical area
United Kingdom                                           170,518       163,759
Other European Union                                      43,430        38,923
United States                                             25,677        22,925
Africa                                                    31,691        33,221
Rest of the World                                         14,315        13,514
                                                          --------      --------
                                                         285,631       272,342
Less: Allowance for impairment                            (3,331)       (3,446)
                                                          --------      --------
Total loans and advances to customers                    282,300       268,896
                                                          --------      --------

By industry
Financial institutions                                    45,954        43,102
Agriculture, forestry and fishing                          3,997         3,785
Manufacturing                                             15,451        13,779
Construction                                               4,056         5,020
Property                                                  16,528        16,325
Energy and water                                           6,810         6,891
Wholesale and retail distribution and leisure             15,490        17,760
Transport                                                  5,586         5,960
Postal and communication                                   2,180         1,313
Business and other services                               29,425        24,247
Home loans(1)                                             98,172        89,529
Other personal                                            31,840        35,543
Finance lease receivables                                 10,142         9,088
                                                          --------      --------
                                                         285,631       272,342
Less: Allowance for impairment                            (3,331)       (3,446)
                                                          --------      --------
Total loans and advances to customers                    282,300       268,896
                                                          --------      --------


The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.



(1) Excludes commercial property mortgages.

(2) Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year.



5.  Allowance for impairment on loans and advances

                                                             2006        2005
                                                             GBPm         GBPm
At beginning of period                                      3,450       2,637
Acquisitions and disposals                                    (23)        555
Exchange and other adjustments                               (153)        125
Unwind of discount                                            (98)        (76)
Amounts written off (see below)                            (2,174)     (1,587)
Recoveries (see below)                                        259         222
Amounts charged against profit (see below)                  2,074       1,574
                                                           --------    --------
At end of period                                            3,335       3,450
                                                           --------    --------

Amounts written off
United Kingdom                                             (1,746)     (1,302)
Other European Union                                          (74)        (56)
United States                                                 (46)       (143)
Africa                                                       (264)        (81)
Rest of the World                                             (44)         (5)
                                                           --------    --------
                                                           (2,174)     (1,587)
                                                           --------    --------
Recoveries
United Kingdom                                                178         160
Other European Union                                           18          13
United States                                                  22          15
Africa                                                         33          16
Rest of the World                                               8          18
                                                           --------    --------
                                                              259         222
                                                           --------    --------
Impairment charged against profit:

New and increased impairment allowances
United Kingdom                                              2,253       1,763
Other European Union                                          182         113
United States                                                  60         105
Africa                                                        209         109
Rest of the World                                              18          39
                                                           --------    --------
                                                            2,722       2,129
                                                           --------    --------

Less: Releases of impairment allowance
United Kingdom                                               (195)       (221)
Other European Union                                          (72)        (25)
United States                                                 (26)        (14)
Africa                                                        (33)        (56)
Rest of the World                                             (63)        (17)
                                                           --------    --------
                                                             (389)       (333)
                                                           --------    --------

Recoveries                                                   (259)       (222)
                                                           --------    --------

Total impairment charges on loans and advances(1)           2,074       1,574
                                                           --------    --------



(1) This excludes other credit provisions and impairment on available for sale assets detailed on page 51.


                                                      2006                2005
Allowance                                             GBPm                GBPm
United Kingdom                                       2,477               2,266
Other European Union                                   311                 284
United States                                          100                 130
Africa                                                 417                 647
Rest of the World                                       30                 123
                                                    --------            --------
At end of period                                     3,335               3,450
                                                    --------            --------


6.  Potential credit risk loans


The following tables present an analysis of potential credit risk loans
(non-performing and potential problem loans).

Potential credit risk loans                                  2006         2005
Summary                                                      GBPm          GBPm
Impaired loans(1)                                           4,444        4,550
Accruing loans which are contractually overdue
90 days or more as to principal or interest                   598          609
                                                           --------     --------
                                                            5,042        5,159
Restructured loans                                             46           51
                                                           --------     --------
Total non-performing loans                                  5,088        5,210
Potential problem loans                                       761          929
                                                           --------     --------
Total potential credit risk loans                           5,849        6,139
                                                           --------     --------

Geographical split
Impaired loans(1):
United Kingdom                                              3,340        2,965
Other European Union                                          410          345
United States                                                 129          230
Africa                                                        535          831
Rest of the World                                              30          179
                                                           --------     --------
                                               Total        4,444        4,550
                                                           --------     --------

Accruing loans which are contractually overdue
90 days or more as to principal or interest
United Kingdom                                                516          539
Other European Union                                           58           53
United States                                                   3            -
Africa                                                         21           17
Rest of the World                                               -            -
                                                           --------     --------
                                               Total          598          609
                                                           --------     --------


(1) Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.


                                                              2006       2005
Restructured loans                                            GBPm        GBPm
United Kingdom                                                   -          5
Other European Union                                            10          7
United States                                                   22         16
Africa                                                          14         23
Rest of the World                                                -          -
                                                            --------   --------
                                                  Total         46         51
                                                            --------   --------

Total non-performing loans
United Kingdom                                               3,856      3,509
Other European Union                                           478        405
United States                                                  154        246
Africa                                                         570        871
Rest of the World                                               30        179
                                                            --------   --------
                                                  Total      5,088      5,210
                                                            --------   --------

Potential problem loans
United Kingdom                                                 465        640
Other European Union                                            32         26
United States                                                   21         12
Africa                                                         240        248
Rest of the World                                                3          3
                                                            --------   --------
                                                  Total        761        929
                                                            --------   --------

Total potential credit risk loans
United Kingdom                                               4,321      4,149
Other European Union                                           510        431
United States                                                  175        258
Africa                                                         810      1,119
Rest of the World                                               33        182
                                                            --------   --------
                                                  Total      5,849      6,139
                                                            --------   --------

Allowance coverage of non-performing loans                       %          %
United Kingdom                                                64.2       64.6
Other European Union                                          65.1       70.1
United States                                                 64.9       52.8
Africa                                                        73.2       74.3
Rest of the World                                            100.0       68.7
                                                            --------   --------
                                                  Total       65.6       66.2
                                                            --------   --------

Allowance coverage of total potential credit risk loans          %          %
United Kingdom                                                57.3       54.6
Other European Union                                          61.0       65.9
United States                                                 57.1       50.4
Africa                                                        51.5       57.8
Rest of the World                                             91.0       67.6
                                                            --------   --------
                                                  Total       57.0       56.2
                                                            --------   --------


                                                              2006      2005(1)
Allowance coverage of non-performing loans:                      %          %
Retail                                                        65.6       62.3
Wholesale and corporate                                       65.5       74.2
                                                            --------   --------
                                                  Total       65.6       66.2
                                                            --------   --------

Allowance coverage of total potential credit risk loans:
Retail                                                        59.8       57.1
Wholesale and corporate                                       50.6       54.4
                                                            --------   --------
                                                  Total       57.0       56.2
                                                            --------   --------


Non-performing  loans (NPLs) were broadly  stable at  GBP5,088m  (31st  December
2005: GBP5,210m). Retail NPLs increased 5% and wholesale and corporate NPLs declined 17%.

Potential problem loans (PPLs) decreased 18% to GBP761m (31st December 2005:
GBP929m). Retail PPLs increased 8% and wholesale and corporate PPLs declined 32%.

Potential  Credit Risk Loans (PCRLs)  decreased 5% to GBP5,849m  (31st  December
2005: GBP6,139m). Retail PCRLs increased 5% and wholesale and corporate PCRLs declined 21%.



7.  Available for sale financial investments
                                                            2006          2005
                                                            GBPm           GBPm
Debt securities                                           47,910        50,024
Equity securities                                          1,379         1,258
Treasury bills and other eligible bills                    2,420         2,223
                                                          --------      --------
                                                          51,709        53,505
Less: Allowance for impairment                                (6)           (8)
                                                          --------      --------
Available for sale financial investments                  51,703        53,497
                                                          --------      --------


(1) Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year.


8.  Other assets

                                                             2006         2005
                                                             GBPm          GBPm
Sundry debtors                                              4,298        3,569
Prepayments                                                   658          722
Accrued income                                                722          329
Insurance assets, including unit linked assets                172          114
                                                           --------     --------
Other assets                                                5,850        4,734
                                                           --------     --------


9.  Other liabilities

                                                            2006          2005
                                                            GBPm           GBPm
Obligations under finance leases payable                      92           289
Sundry creditors                                           4,118         6,131
Accruals and deferred income                               6,127         4,711
                                                          --------      --------
Other liabilities                                         10,337        11,131
                                                          --------      --------

10.  Provisions
                                                               2006       2005
                                                               GBPm        GBPm
Redundancy and restructuring                                    102         74
Undrawn contractually committed facilities and guarantees        46         55
Onerous contracts                                                71         79
Sundry provisions                                               243        309
                                                             --------   --------
Provisions                                                      462        517
                                                             --------   --------


11.  Other reserves
                                                         2006             2005
                                                         GBPm              GBPm
Available for sale reserve                                132              225
Cash flow hedging reserve                                (230)              70
Capital redemption reserve                                309              309
Other capital reserve                                     617              617
Currency translation reserve                             (438)             156
                                                       --------         --------
Other reserves                                            390            1,377
                                                       --------         --------

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 90.

The movements include related tax impacts but exclude amounts attributable to minority interests.


12.  Retirement benefit liabilities

The Group's IAS 19 pension deficit across all schemes as at 31st December 2006 was GBP817m (31st December 2005: GBP2,879m). The deficit comprised net recognised liabilities of GBP1,719m (31st December 2005: GBP1,737m) and unrecognised actuarial gains of GBP902m (31st December 2005: GBP1,142m unrecognised actuarial loss). The net recognised liabilities comprised retirement benefit liabilities of GBP1,807m (31st December 2005: GBP1,823m) and assets of GBP88m (31st December 2005: GBP86m).

The Group's IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2006 was GBP475m (31st December 2005: GBP2,535m). Among the reasons for this change were greater than expected returns on assets and an increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.12% (31st December 2005: 4.83%), partially offset by an increase in the inflation assumption to 3.08% (31st December 2005: 2.75%). A number of additional changes were made to the assumptions used in valuing the liabilities, including a decrease in the assumed rate of real salary increases to 1.0% (31st December 2005: 1.55%), a change in the assumption regarding pension increases to recognise the caps and floors which apply to guaranteed pension increases, and the introduction of an explicit allowance for early retirement and commutation. Mortality assumptions remain unchanged from those in force at 31st December 2005.

The actuarial funding position of the main UK pension scheme as at 31st December 2006, estimated based on assumptions relating to the formal triennial valuation in 2004, was a surplus of GBP1,300m (31st December 2005: surplus of GBP900m), representing a funding ratio of 109%. The Pensions Protection Fund (PPF) solvency ratio(1) for the main UK scheme as at 31st December 2006 was estimated to be 121% (31st December 2005: 110%).

Cash contributions to the Group's schemes totalled GBP389m (2005: GBP373m), including GBP351m to the main UK scheme (2005: GBP354m).


(1) The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.


13.  Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the 'Court') which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006, in response to the plaintiffs' procedural objections, the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. The Court will consider the plaintiffs' supplemental complaint in connection with consideration of a summary judgment motion filed by Barclays.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

On 3rd November 2006 Barclays announced that it had reached a settlement in principle with Enron in the Enron bankruptcy proceedings. A settlement agreement was signed on 30th November 2006 and became effective on 3rd January 2007. The settlement has had no negative impact on Barclays earnings as an adequate provision had already been made for the likely cost in prior periods. In reaching the settlement Barclays has denied any wrongdoing or liability.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.


14.  Contingent liabilities and commitments
                                                              2006        2005
Contingent liabilities                                        GBPm        GBPm
Acceptances and endorsements                                   287         283
Guarantees and letters of credit pledged as collateral
security                                                    31,252      38,035
Other contingent liabilities                                 7,880       8,825
                                                            --------    --------
                                                            39,419      47,143
                                                            --------    --------

Commitments                                                205,504     203,785
                                                            --------    --------

Contingent liabilities decreased 16% (GBP7.7bn) to GBP39.4bn (2005: GBP47.1bn) principally due to changes in the mix of securities lending activity within Barclays Global Investors.

Commitments increased 1% (GBP1.7bn) to GBP205.5bn (2005: GBP203.8bn) primarily due to new facilities within Barclays Capital and Barclaycard.


15.  Market risk

Market risk is the risk that the Group's earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 16% to GBP37.1m (2005: GBP32.0m). Interest rate risk fell while non-interest rate risks were higher, primarily in commodities. The range of total DVaR between High and Low was consistent with 2005 and diversification across risk types remains significant, reflecting the broad business mix. Total DVaR as at 31st December 2006 was GBP41.9m (31st December 2005: GBP37.6m(1)).


(1) This was previously reported as GBP37.4m. The increase reflects the inclusion of Absa Capital.




Analysis of Barclays Capital's market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:


DVaR

                                             Twelve months to
                                            31st December 2006
                                           -------------------
                          Average                   High(1)                Low(1)
                            GBPm                    GBPm                    GBPm
Interest rate risk          20.1                    28.8                  12.3
Credit spread risk          24.3                    33.1                  17.9
Commodities risk            11.3                    21.6                   5.7
Equities risk                7.8                    11.6                   5.8
Foreign exchange risk        4.0                     7.7                   1.8
Diversification effect     (30.4)                    n/a                   n/a
                           -------                --------               -------
Total DVaR                  37.1                    43.2                  31.3
                           -------                --------               -------


                                             Twelve months to
                                           31st December 2005(2)
                                           -------------------
                          Average                   High(1)                Low(1)
                            GBPm                    GBPm                    GBPm
Interest rate risk          25.4                    44.8                  15.4
Credit spread risk          23.0                    28.3                  19.0
Commodities risk             6.8                    11.4                   4.5
Equities risk                6.0                     8.3                   3.9
Foreign exchange risk        2.8                     5.4                   1.6
Diversification effect     (32.0)                    n/a                   n/a
                           -------                --------               -------
Total DVaR                  32.0                    40.7                  25.4
                           -------                --------               -------


(1) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(2) 2005 has been restated. The increase reflects the inclusion of Absa Capital.



            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                             2006         2005
                                                             GBPm          GBPm
Net movements in available for sale reserve                  (140)        (109)
Net movements in cash flow hedging reserve                   (487)        (119)
Net movements in currency translation reserve                (781)         300
Tax                                                           253           50
Other movements                                                25         (102)
                                                           --------     --------
Amounts included directly in equity                        (1,130)          20
Profit after tax                                            5,195        3,841
                                                           --------     --------
Total recognised income and expense                         4,065        3,861
                                                           --------     --------

Attributable to:
Equity holders of the parent                                3,682        3,379
Minority interests                                            383          482
                                                           --------     --------
                                                            4,065        3,861
                                                           --------     --------

The consolidated statement of recognised income and expense reflects all items of income and expense for the year, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in 2006 reflects the transfer of net realised gains partially offset by the transfer of impairment losses and the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the year primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments. The net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.



                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                              2006        2005
                                                              GBPm        GBPm
Net cash flow from operating activities                     10,047       3,649
Net cash flow from investing activities                     (1,154)     (5,292)
Net cash flow from financing activities                        692       1,083
Exchange loss/(gain) on foreign currency cash and cash
equivalents                                                    562        (237)
                                                            --------    --------
Net increase/(decrease) in cash and cash equivalents        10,147        (797)
Cash and cash equivalents at beginning of the year          20,805      21,602
                                                            --------    --------
Cash and cash equivalents at end of the year                30,952      20,805
                                                            --------    --------

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classifications within the cash flow statement in 2006.

Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities. These changes have increased net cash from operating activities by GBP14,147m in 2005, with a corresponding decrease in net cash used in investing activities of GBP111m and decrease in net cash from financing activities of GBP14,036m. The amounts of cash and cash equivalents in 2005 have not been affected by the changes.



                               OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839.


Website

www.barclays.com


Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.


Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.


Filings with the SEC

Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

Results timetable
Ex dividend Date                              Wednesday, 7th March 2007
Dividend Record Date                          Friday, 9th March 2007
2007 Annual General Meeting Date              Thursday, 26th April 2007
Dividend Payment Date                         Friday, 27th April 2007
2007 First-half Trading Update*               Thursday, 24th May 2007
2007 Interim Results Announcement*            Thursday, 2nd August 2007


*Note that these announcement dates are provisional and subject to change.


Economic data
                                                     2006                 2005

Period end-US$/GBP                                     1.96                 1.72
Average-US$/GBP                                        1.84                 1.82
Period end-EUR/GBP                                     1.49                 1.46
Average-EUR/GBP                                        1.47                 1.46
Period end-R/GBP                                      13.71                10.87
Average-R/GBP                                         12.47                11.57



For further information please contact:

Investor Relations                       Media Relations
--------------------                     -----------------
Mark Merson/James S Johnson              Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927                +44 (0) 20 7116 6223/6132

More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com


                                      ABSA

                                   APPENDIX 1
                                                      2006               2005(1)
                                                        Rm                  Rm
                                                  --------            --------
Interest and similar income                         38,368              29,377
Interest expense and similar charges               (23,427)            (17,567)
                                                    --------            --------
Net interest income                                 14,941              11,810
Impairment losses on loans and advances             (1,573)               (875)
                                                    --------            --------
Fee and commission income                           10,951              10,060
Fee and commission expense                            (577)               (448)
                                                    --------            --------
Net fee and commission income                       10,374               9,612
                                                    --------            --------
Insurance premium revenue                            3,269               2,672
Premiums ceded to reinsurers                          (275)               (235)
                                                    --------            --------
Net insurance premium income                         2,994               2,437
                                                    --------            --------
Gross claims and benefits paid on insurance
contracts                                            1,376               1,195
Reinsurance recoveries                                 (57)               (142)
                                                    --------            --------
Net claims and benefits paid                        (1,319)             (1,053)
Changes in insurance and investment liabilities       (748)               (532)
Gains and losses from banking and trading
activities                                           1,347               1,136
Gains and losses from investment activities          1,916               1,584
Other operating income                                 938                 596
                                                    --------            --------
Net operating income                                28,870              24,715
Operating expenses                                 (16,620)            (14,598)
Impairments                                            (75)                (68)
Indirect taxation                                     (871)               (949)
Share of profit of associated and joint venture
companies                                              113                 112
                                                    --------            --------
Operating profit before income tax                  11,417               9,212
                                                    --------            --------


(1) Absa has changed its financial year-end to 31st December to conform with Barclays. The comparable period comprises unaudited results for the year ended 31st December 2005.


The appendix summarises the Rand results of Absa Group Limited for the year to 31st December 2006 as reported to the Johannesburg Stock Exchange, and their impact in Sterling on the consolidated results of Barclays.


Absa Group Limited results(1)

The comparable period referred to below, for illustrative purposes only, is the proforma full year to 31st December 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

Absa Group Limited's profit before tax increased 24% to R11,417m (2005: R9,212m) reflecting a very good performance from banking operations, with retail, corporate and business banking operations performing exceptionally well. Absa Group Limited delivered a return on equity of 27.4% (2005: 25.6%). Key factors impacting the results included very strong asset growth, strong revenue growth, an increased credit impairment charge, the realisation of synergies from leveraging Barclays expertise and economies of scale and the sale of non-core operations. The South African economy continued to expand at a solid pace with real growth expected to be about 4.9% for 2006 (2005: 5.1%)

Net interest income grew 27% (R3,131m) from R11,810m to R14,941m. Loans and advances to customers increased 26% from R306,856m to R386,174m, underpinned by very strong growth in mortgages, credit cards and commercial property finance.

Non-interest income increased 12% (R1,722m) to R15,502m (2005: R13,780m) reflecting higher transaction volumes, strong growth in insurance related earnings and gains on asset sales.

As expected the impairment charge on loans and advances rose to R1,573m (2005:
R875m) from the very low levels of the prior year, particularly in Absa Home Loans, Absa Card and Retail Banking Services.

Operating expenses increased 14% (R2,022m) to R16,620m (2005: R14,598m) resulting from increased investment in the business in order to support continued growth in volumes and customers.

Excellent progress was made with the realisation of synergy benefits. In 2006 R753m of synergies were delivered, R453m in excess of the R300m target originally communicated for the year. Integration costs for the period were R640m, in line with expectations.


Impact on Barclays results(2)

Absa Group Limited's profit before tax of R11,417m is translated into Barclays results at an average exchange rate for 2006 of R12.47/GBP (2005: R11.57/GBP). Consolidation adjustments reflected the amortisation of intangible assets of GBP75m and internal funding and other adjustments of GBP72m. The resulting profit before tax of GBP769m (2005: GBP337m) is represented with International Retail and Commercial Banking - Absa GBP698m, (2005: GBP298m) and Barclays Capital, GBP71m (2005: GBP39m).

Absa Group Limited's total assets at 31st December 2006 were R495,112m (31st December 2005: R404,561m), growth of 22%. This is translated into Barclays results at a year-end exchange rate of R13.71/GBP (31st December 2005:
R10.87/GBP). The consolidation of total assets reflected the impact of the 21% depreciation in the Rand largely offsetting the growth in the Rand balance sheet.


(1) Absa has changed its financial year-end to 31st December to conform with Barclays. The comparable period comprises unaudited results for the year ended 31st December 2005.

(2) For 2005, this reflects the period from 27th July until 31st December 2005.



                                   APPENDIX 2

Profit before business disposals
                                              2006                        2005
                                ----------------------------------     --------

                                UK
                                Business       IRCB-
                                Banking      ex Absa        Group        Group
                                   GBPm         GBPm         GBPm         GBPm
Profit before tax                 1,365          572        7,136        5,280

Excluding profit on disposal of
subsidiaries, associates and
joint ventures                      (76)        (247)        (323)           -
                                 --------     --------     --------     --------
Profit before business disposals  1,289          325        6,813        5,280

Tax on profit before business
disposals                                                  (1,941)      (1,439)
                                                           --------     --------
Profit after tax before
business disposals                                          4,872        3,841
                                                           --------     --------

Profit attributable to minority
interests                                                     624          394

Profit attributable to equity
holders of the parent
before business disposals                                   4,248        3,447
                                                           --------     --------
Profit after tax before
business disposals                                          4,872        3,841
                                                           --------     --------

                                                             GBPm         GBPm
Economic profit                                             2,704        1,752
Economic profit before business
disposals                                                   2,381        1,752

                                                                p            p
Earnings per share                                           71.9         54.4
Earnings per share before
business disposals                                           66.8         54.4
Diluted earnings per share                                   69.8         52.6
Diluted earnings per share
before business disposals                                    64.8         52.6

Post-tax return on average
shareholder equity                                           24.7%        21.1%

Post-tax return on average
shareholder equity before
business disposals                                           23.0%        21.1%


In 2005, there were no profits on disposal of subsidiaries, associates and joint ventures in the Group.